Exhibit 99.1

Report to Shareholders for the Third Quarter, 2015 www.cibc.com August 27, 2015

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the third quarter ended July 31, 2015.

Third quarter highlights

•	Reported net income was $978 million, compared with $921 million for the third quarter a year ago, and $911 million for the prior quarter.
•	Adjusted net income(1) was $990 million, compared with $908 million for the third quarter a year ago, and $924 million for the prior quarter.
•	Reported diluted earnings per share (EPS) was $2.42, compared with $2.26 for the third quarter a year ago, and $2.25 for the prior quarter.
•	Adjusted diluted EPS(1) was $2.45, compared with $2.23 for the third quarter a year ago, and $2.28 for the prior quarter.
•	Reported return on common shareholders’ equity (ROE) was 20.4% and adjusted ROE(1) was 20.6%.

Results for the third quarter of 2015 were affected by the following items of note aggregating to a negative impact of $0.03 per share:

•	$10 million ($7 million after-tax) amortization of intangible assets; and
•	$6 million ($5 million after-tax) loss from the structured credit run-off business.

CIBC’s Basel III Common Equity Tier 1 ratio at July 31, 2015 was 10.8%, and our Tier 1 and Total capital ratios were 12.5% and 15.0%, respectively, on an all-in basis compared with Basel III Common Equity Tier 1 ratio of 10.8%, Tier 1 capital ratio of 12.6% and Total capital ratio of 15.3% in the prior quarter. At the end of this quarter, CIBC’s Basel III Leverage ratio was 3.9% on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.12 per share. In addition, we announced our intention to seek Toronto Stock Exchange approval for a normal course issuer bid that would permit us to purchase for cancellation up to a maximum of 8 million, or approximately 2% of our outstanding common shares, over the next 12 months.

Our strong performance this quarter was supported by excellent results in Retail and Business Banking, Wealth Management and Wholesale Banking. We continue to build a strong, innovative relationship-oriented bank with industry leading ROE and capital strength to deliver sustainable shareholder value.

Core business performance

Retail and Business Banking reported net income of $636 million for the third quarter, up $47 million or 8% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $638 million, up $41 million or 7%, primarily due to higher revenue and lower loan losses, partially offset by higher expenses. Revenue was up as a result of solid volume growth and wider spreads.

During the third quarter of 2015, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing the client experience:

•	We became the first major Canadian bank to participate in suretap™, enabling our clients to pay with their smartphone by adding any of our credit cards to the new suretap open mobile wallet;
•	Forrester Research Inc., ranked CIBC mobile banking third worldwide, by overall score along with two other banks, in their 2015 Global Mobile Banking Functionality Benchmark report, and sharing the top overall score ranking in North America; and
•	With the opening of the Union Pearson Express, CIBC as lead partner is enhancing the banking experience for clients and travelers at Canada’s two busiest transportation hubs.

Wealth Management reported net income of $140 million for the third quarter, up $19 million or 16% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $143 million, up $19 million or 15%, due to higher revenue, partially offset by higher expenses. Revenue was up 11% primarily due to higher assets under management (AUM) driven by strong net flows across businesses and market appreciation, and higher fee-based assets in our Retail Brokerage business.

During the third quarter of 2015, Wealth Management continued its progress in support of our strategic focus to strengthen our platforms for clients:

•	CIBC Asset Management achieved record year-to-date net sales of long-term mutual funds of $5.1 billion;
•	CIBC Investor’s Edge had a strong quarter for new account openings and was recognized in the MoneySense Best Discount Brokerages Review as first in the Fees and Commissions category; and
•	We launched new financial literacy initiatives including Financial Fluency seminars for young clients and a program for female clients called CIRCLE.

Wholesale Banking reported net income of $270 million for the third quarter, down $12 million or 4% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $275 million, up $21 million or 8%, primarily due to higher revenue from capital markets trading, partially offset by lower revenue from underwriting and advisory activity.

As a leading wholesale bank in Canada and active in core Canadian industries in the rest of the world, Wholesale Banking acted as:

•	Exclusive financial advisor to Calloway REIT on the $1.2 billion acquisition of interests in 24 properties as well as the SmartCentres leasing and development platform, and sole bookrunner on Calloway REIT’s $230 million equity offering to partially finance this acquisition;
•	Sole bookrunner on the inaugural $1.0 billion senior unsecured notes offering for CPPIB Capital Inc.; and
•	Joint bookrunner for a US$1.0 billion multi-tranche debt offering for Indiana Toll Road Concession Company, LLC.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and communities, and supports causes that matter to them. During the quarter we:

•	Brought the TORONTO 2015 Pan Am Games to life as Lead Partner by helping bring the iconic flame to more than 130 communities across Canada, hosting more than 4,000 clients and supporting CIBC Team Next athletes and mentors at the Games, and raising the bar for inclusion as corporate sponsor of PridehouseTO;
•	Awarded 30 CIBC ‘Class of Pan Am’ Youthvision Scholarships to grade 10 students across Canada. Each scholarship, valued at up to $38,000, includes tuition support, mentorship and guaranteed summer employment in partnership with the YMCA and Big Brothers Big Sisters of Canada; and
•	Marked our 10th year as title sponsor of the Tour CIBC Charles-Bruneau, which raised $3.2 million to support children with cancer and their families across the province of Quebec.

During the quarter, CIBC was named:

•	The strongest publicly traded bank in Canada by Bloomberg Markets magazine and the only North American bank in the ranking for the last five years;
•	Best 50 Corporate Citizens in Canada by Corporate Knights; and
•	Top 50 Most Socially Responsible Corporations in Canada by Maclean’s.

Victor G. Dodig

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

ii	CIBC THIRD QUARTER 2015

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012. The stated goal of the EDTF is to improve the quality, comparability and transparency of risk disclosures. On October 29, 2012, the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which includes thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk, and capital adequacy. The index below provides the listing of disclosures prepared in response to the recommendations of the EDTF, along with their locations. EDTF disclosures are located in our 2014 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Third quarter, 2015
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure	2014 Annual report
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			34
	3	Top and emerging risks	24			46
	4	Key future regulatory ratio requirements	19, 35, 37	63	6	31, 69
Risk governance, risk management and business model	5	Risk management structure	22, 23			41, 42
	6	Risk culture and appetite				40, 43, 44
	7	Risks arising from business activities	25			44, 47
	8	Bank-wide stress testing	28			37, 50, 55, 63, 66, 71
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	18	63		30, 137
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			1 – 4
	11	Regulatory capital flow statement			5
	12	Capital management and planning				36, 137
	13	Business activities and risk-weighted assets	25		7
	14	Risk-weighted assets and capital requirements			7	32, 34
	15	Credit risk by major portfolios			13 – 25	49 – 54
	16	Risk-weighted assets flow statement			8
	17	Back-testing of models			26, 27	45, 50, 62, 71
Liquidity	18	Liquid assets	34
Funding	19	Encumbered assets	35
	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	38
	21	Funding strategy and sources	36			68
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	31
	23	Significant trading and non-trading market risk factors	31 – 33			61 – 65
	24	Model assumptions, limitations and validation procedures				61 – 65
	25	Stress testing and scenario analysis				37, 63
Credit risk	26	Analysis of credit risk exposures	26 – 30	67	9 – 12	51 – 59, 119 – 121, 159
	27	Impaired loan and forbearance policies	26, 28, 41			98
	28	Reconciliation of impaired loans and the allowance for credit losses	26, 28	59
	29	Counterparty credit risk arising from derivatives	28		12, 28 (2)	48, 52, 131 – 132
	30	Credit risk mitigation	26		12, 30	48, 54, 131 – 132
Other risks	31	Other risks	39			70 – 72
	32	Discussion of publicly known risk events	43	65		71, 151
(1)	A detailed glossary of our risk and capital terminology is included on page 170 of our 2014 Annual Report.
(2)	Included in supplementary financial information package.

CIBC THIRD QUARTER 2015	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2015 compared with corresponding periods. The MD&A should be read in conjunction with our 2014 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of August 26, 2015. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 168 to 172 of our 2014 Annual Report.

Contents
2	External reporting change	17	Financial condition
		17	Review of condensed consolidated balance sheet
3	Third quarter financial highlights	18	Capital resources
		21	Off-balance sheet arrangements
4	Overview
4	Financial results	22	Management of risk
6	Significant event	22	Risk overview
6	Review of quarterly financial information	26	Credit risk
7	Outlook for calendar year 2015	31	Market risk
		34	Liquidity risk
8	Non-GAAP measures	39	Other risks

9	Strategic business units overview	40	Accounting and control matters
10	Retail and Business Banking	40	Critical accounting policies and estimates
12	Wealth Management	44	Regulatory developments
13	Wholesale Banking	44	Controls and procedures
16	Corporate and Other

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Significant event”, “Overview – Outlook for calendar year 2015”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2015 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2015” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of this report. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2015	1

External reporting change

The following external reporting change was made in the first quarter of 2015. Prior period amounts were reclassified accordingly.

Income statement presentation

We reclassified certain amounts relating to our insurance business within Retail and Business Banking from non-interest expenses to non-interest income. There was no impact on consolidated net income due to this reclassification.

2	CIBC THIRD QUARTER 2015

Third quarter financial highlights

			As at or for the three months ended			As at or for the nine months ended
	Unaudited		2015 Jul. 31	2015 Apr. 30	2014 Jul. 31 (1)	2015 Jul. 31	2014 Jul. 31 (1)
	Financial results ($ millions)
	Net interest income		$2,021	$1,895	$1,875	$5,872	$5,578
	Non-interest income		1,499	1,499	1,480	4,501	4,572
	Total revenue		3,520	3,394	3,355	10,373	10,150
	Provision for credit losses		189	197	195	573	743
	Non-interest expenses		2,179	2,104	2,044	6,478	6,429
	Income before taxes		1,152	1,093	1,116	3,322	2,978
	Income taxes		174	182	195	510	574
	Net income		$978	$911	$921	$2,812	$2,404
	Net income (loss) attributable to non-controlling interests		$5	$4	$3	$12	$(5)
	Preferred shareholders		11	12	19	36	69
	Common shareholders		962	895	899	2,764	2,340
	Net income attributable to equity shareholders		$973	$907	$918	$2,800	$2,409
	Financial measures
	Reported efficiency ratio		61.9%	62.0%	60.9%	62.4%	63.3%
	Adjusted efficiency ratio (2)		59.3%	59.6%	59.5%	59.3%	58.6%
	Loan loss ratio		0.25%	0.30%	0.33%	0.28%	0.40%
	Reported return on common shareholders’ equity		20.4%	19.9%	21.0%	20.0%	18.5%
	Adjusted return on common shareholders’ equity (2)		20.6%	20.2%	20.7%	20.5%	21.1%
	Net interest margin		1.75%	1.73%	1.81%	1.75%	1.82%
	Net interest margin on average interest-earning assets		2.01%	2.01%	2.05%	2.02%	2.07%
	Return on average assets		0.85%	0.83%	0.89%	0.84%	0.79%
	Return on average interest-earning assets		0.97%	0.97%	1.01%	0.97%	0.89%
	Total shareholder return		(2.40)%	11.10%	4.65%	(6.12)%	17.74%
	Reported effective tax rate		15.1%	16.7%	17.5%	15.4%	19.3%
	Adjusted effective tax rate (2)		15.2%	16.8%	16.2%	15.5%	15.5%
Common share information
Per share ($)	– basic earnings		$2.42	$2.25	$2.26	$6.96	$5.88
	– reported diluted earnings		2.42	2.25	2.26	6.95	5.87
	– adjusted diluted earnings (2)		2.45	2.28	2.23	7.09	6.70
	– dividends		1.09	1.06	1.00	3.18	2.94
	– book value		50.02	47.08	43.02	50.02	43.02
Share price ($)	– high		96.99	97.62	102.06	107.16	102.06
	– low		89.55	89.26	95.66	88.18	85.49
	– closing		93.46	96.88	101.21	93.46	101.21
Shares outstanding (thousands)	– weighted-average basic		397,270	397,212	397,179	397,199	397,826
	– weighted-average diluted		397,828	397,785	398,022	397,830	398,584
	– end of period		397,234	397,262	396,974	397,234	396,974
	Market capitalization ($ millions)		$37,126	$38,487	$40,178	$37,126	$40,178
	Value measures
	Dividend yield (based on closing share price)		4.6%	4.5%	3.9%	4.5%	3.9%
	Reported dividend payout ratio		45.0%	47.1%	44.2%	45.7%	50.0%
	Adjusted dividend payout ratio (2)		44.5%	46.4%	44.8%	44.8%	43.8%
	Market value to book value ratio		1.87	2.06	2.35	1.87	2.35
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities		$92,997	$76,406	$80,653	$92,997	$80,653
	Loans and acceptances, net of allowance		285,502	276,543	262,489	285,502	262,489
	Total assets		457,842	439,203	405,422	457,842	405,422
	Deposits		360,525	341,188	322,314	360,525	322,314
	Common shareholders’ equity		19,869	18,703	17,076	19,869	17,076
	Average assets		457,774	448,912	411,036	448,120	409,144
	Average interest-earning assets		399,444	385,938	363,422	388,820	360,631
	Average common shareholders’ equity		18,733	18,437	16,989	18,431	16,911
	Assets under administration (3) (4)		1,887,070	1,909,576	1,713,076	1,887,070	1,713,076
	Assets under management (4)		158,351	152,417	137,109	158,351	137,109
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ billions)
	Common Equity Tier 1 (CET1) capital RWA		$153.9	$147.0	$139.9	$153.9	$139.9
	Tier 1 capital RWA		154.2	147.2	140.2	154.2	140.2
	Total capital RWA		154.4	147.4	140.6	154.4	140.6
	Capital ratios
	CET1 ratio		10.8%	10.8%	10.1%	10.8%	10.1%
	Tier 1 capital ratio		12.5%	12.6%	12.2%	12.5%	12.2%
	Total capital ratio		15.0%	15.3%	14.8%	15.0%	14.8%
	Basel III leverage ratio
	Tier 1 capital	A	$19.3	$18.6	$17.1	$19.3	$17.1
	Leverage ratio exposure	B	$493.5	$474.3	n/a	$493.5	n/a
	Leverage ratio	A/B	3.9%	3.9%	n/a	3.9%	n/a
	Liquidity coverage ratio		120.7%	128.5%	n/a	n/a	n/a
Other information
	Full-time equivalent employees		44,385	43,566	45,161	44,385	45,161
(1)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2015. See “External reporting change” for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,489.8 billion (April 30, 2015: $1,519.0 billion; July 31, 2014: $1,345.2 billion).
(4)	Assets under management amounts are included in the amounts reported under assets under administration.
n/a	Not applicable.

CIBC THIRD QUARTER 2015	3

Overview

Financial results

Reported net income for the quarter was $978 million, compared with $921 million for the same quarter last year, and $911 million for the prior quarter. Reported net income for the nine months ended July 31, 2015 was $2,812 million, compared with $2,404 million for the same period in 2014.

Adjusted net income(1) for the quarter was $990 million, compared with $908 million for the same quarter last year, and $924 million for the prior quarter. Adjusted net income(1) for the nine months ended July 31, 2015 was $2,870 million, compared with $2,746 million for the same period in 2014.

Reported diluted earnings per share (EPS) for the quarter was $2.42, compared with $2.26 for the same quarter last year, and $2.25 for the prior quarter. Reported diluted EPS for the nine months ended July 31, 2015 was $6.95, compared with $5.87 for the same period in 2014.

Adjusted diluted EPS(1) for the quarter was $2.45, compared with $2.23 for the same quarter last year, and $2.28 for the prior quarter. Adjusted diluted EPS(1) for the nine months ended July 31, 2015 was $7.09, compared with $6.70 for the same period in 2014.

Net income for the current quarter was affected by the following items of note:

•	$10 million ($7 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$6 million ($5 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note decreased revenue by $4 million, increased non-interest expenses by $12 million, and decreased income tax expenses by $4 million. In aggregate, these items of note decreased net income by $12 million.

Net interest income(2)

Net interest income was up $146 million or 8% from the same quarter last year, primarily due to volume growth across retail products and wider spreads, and higher net interest income from Wholesale Banking, partially offset by lower treasury revenue.

Net interest income was up $126 million or 7% from the prior quarter, primarily due to additional days in the quarter, volume growth across retail products, and higher net interest income from Wholesale Banking.

Net interest income for the nine months ended July 31, 2015 was up $294 million or 5% from the same period in 2014, primarily due to volume growth across retail products, higher trading income, a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note, and higher revenue from corporate banking. These factors were partially offset by lower treasury revenue, lower card revenue as a result of the Aeroplan transactions with Aimia Canada Inc. (Aimia) and the Toronto-Dominion Bank (TD) in the same period last year, and narrower retail spreads.

Non-interest income(2)

Non-interest income was up $19 million or 1% from the same quarter last year, primarily due to higher mutual fund and investment management and custodial fees, and higher trading income, partially offset by lower underwriting and advisory fees. The same quarter last year included a gain within an equity-accounted investment in our merchant banking portfolio, shown as an item of note.

Non-interest income was comparable with the prior quarter. The current quarter included higher mutual fund and deposit and payment fees, and the prior quarter included mark-to-market (MTM) losses on corporate loan hedges. These factors were offset by lower underwriting and advisory fees, and lower available-for-sale (AFS) securities gains in the current quarter.

Non-interest income for the nine months ended July 31, 2015 was down $71 million or 2% from the same period in 2014, as the same period last year included the gains relating to the Aeroplan transactions, and the sale of an equity investment in our exited European leveraged finance portfolio, shown as items of note. The current period included higher mutual fund and investment management and custodial fees.

Provision for credit losses

Provision for credit losses was down $6 million or 3% from the same quarter last year. In Retail and Business Banking, the provision was down primarily due to lower write-offs and bankruptcies in the card portfolio. In Wholesale Banking, the provision was up primarily due to higher losses in our U.S. real estate finance portfolio. In Corporate and Other, the provision was up primarily due to an increase in the collective allowance, partially offset by lower losses in FirstCaribbean International Bank Limited (CIBC FirstCaribbean).

Provision for credit losses was down $8 million or 4% from the prior quarter. In Retail and Business Banking, the provision was down primarily due to lower losses in the business lending portfolio, and lower write-offs and bankruptcies in the card portfolio. In Wholesale Banking, the provision was up primarily due to higher losses in our U.S. real estate finance and corporate lending portfolios. In Corporate and Other, the provision was up primarily due to an increase in the collective allowance.

Provision for credit losses for the nine months ended July 31, 2015 was down $170 million or 23% from the same period in 2014. In Retail and Business Banking, the same period last year included a charge resulting from operational changes in the processing of write-offs, shown as an item of note. Lower loan losses in the card portfolio in the current period reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. This was partially offset by higher losses in the business lending portfolio. In Wholesale Banking, the provision was down as the same period last year included loan losses in our exited U.S. leveraged finance portfolio, shown as an item of note, partially offset by higher losses in our U.S. real estate finance portfolio in the current period. In Corporate and Other, the provision was down as the same period last year included loan losses relating to CIBC FirstCaribbean, partially offset by a reduction in the collective allowance, including lower estimated credit losses relating to the Alberta floods, both shown as items of note.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC THIRD QUARTER 2015

Non-interest expenses

Non-interest expenses were up $135 million or 7% from the same quarter last year, and up $75 million or 4% from the prior quarter, primarily due to higher performance-based compensation and other employee-related costs, and higher spending on strategic initiatives.

Non-interest expenses for the nine months ended July 31, 2015 were up $49 million or 1% from the same period in 2014. The current period included restructuring charges relating to employee severance, shown as an item of note, higher performance-based compensation and other employee-related costs, and higher spending on strategic initiatives. The same period last year included the goodwill impairment charge relating to CIBC FirstCaribbean, and the costs relating to the development of our enhanced travel rewards program and to the Aeroplan transactions, shown as items of note.

Income taxes

Income tax expense was down $21 million or 11% from the same quarter last year and down $8 million or 4% from the prior quarter, notwithstanding higher income, primarily due to higher tax-exempt income.

Income tax expense for the nine months ended July 31, 2015 was down $64 million or 11% from the same period in 2014. Income tax expense was lower notwithstanding higher income, primarily due to no tax recovery being booked in the prior period in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $234 million and taxable refund interest of approximately $198 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $817 million and non-deductible interest of approximately $159 million.

For developments regarding the new “synthetic equity arrangements” rules in the 2015 Canadian federal budget, see the “Wholesale Banking” section.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	For the three months ended		For the nine months ended
$ millions	Jul. 31, 2015 vs. Jul. 31, 2014	Jul. 31, 2015 vs. Apr. 30, 2015	Jul. 31, 2015 vs. Jul. 31, 2014
Estimated increase in:
Total revenue	$ 88	$ 12	$ 195
Provision for credit losses	1	–	6
Non-interest expenses	40	6	94
Income taxes	1	–	6
Net income	46	6	89
Average USD appreciation relative to CAD	17.2%	2.1%	13.4%

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q2, 2015

•	$10 million ($8 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $5 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$8 million ($5 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note decreased revenue by $9 million, increased non-interest expenses by $9 million, and decreased income tax expenses by $5 million. In aggregate, these items of note decreased net income by $13 million.

Q1, 2015

•	$85 million ($62 million after-tax) in restructuring charges relating to employee severance (Corporate and Other);
•	$46 million ($34 million after-tax) gain arising from accounting adjustments on credit card-related balance sheet amounts (Retail and Business Banking);
•	$23 million ($13 million after-tax) gain on sale of an investment in our merchant banking portfolio (Wholesale Banking);
•	$12 million ($9 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$11 million ($9 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note increased revenue by $55 million and non-interest expenses by $94 million, and decreased income tax expenses by $6 million. In aggregate, these items of note decreased net income by $33 million.

Q3, 2014

•	$52 million ($30 million after-tax) gain within an equity-accounted investment in our merchant banking portfolio (Wholesale Banking);
•	$9 million ($7 million after-tax) expenses relating to the development of our enhanced travel rewards program and in respect of the Aeroplan transactions with Aimia and TD (Retail and Business Banking);
•	$9 million ($8 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $4 million after-tax in Corporate and Other); and
•	$2 million ($2 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note increased revenue by $49 million, non-interest expenses by $17 million, and income tax expenses by $19 million. In aggregate, these items of note increased net income by $13 million.

CIBC THIRD QUARTER 2015	5

Q2, 2014

•	$543 million ($543 million after-tax) of charges relating to CIBC FirstCaribbean, comprising a goodwill impairment charge of $420 million ($420 million after-tax) and loan losses of $123 million ($123 million after-tax), reflecting revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region (Corporate and Other);
•	$22 million ($16 million after-tax) expenses relating to the development of our enhanced travel rewards program and in respect of the Aeroplan transactions with Aimia and TD (Retail and Business Banking);
•	$22 million ($12 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Wholesale Banking);
•	$9 million ($7 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$4 million ($3 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note decreased revenue by $8 million, increased provision for credit losses by $145 million, non-interest expenses by $447 million, and decreased income tax expenses by $19 million. In aggregate, these items of note decreased net income by $581 million.

Q1, 2014

•	$239 million ($183 million after-tax) gain in respect of the Aeroplan transactions with Aimia and TD, net of costs relating to the development of our enhanced travel rewards program ($123 million after-tax in Retail and Business Banking, and $60 million after-tax in Corporate and Other);
•	$78 million ($57 million after-tax) gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio (Wholesale Banking);
•	$26 million ($19 million after-tax) reduction in the portion of the collective allowance recognized in Corporate and Other(1), including lower estimated credit losses relating to the Alberta floods (Corporate and Other);
•	$26 million ($19 million after-tax) charge resulting from operational changes in the processing of write-offs in Retail and Business Banking;
•	$11 million ($8 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$8 million ($6 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $353 million, non-interest expenses by $55 million, and income tax expenses by $72 million. In aggregate, these items of note increased net income by $226 million.

(1)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective strategic business units (SBUs).

Significant event

Sale of equity investment

On April 30, 2015, CIBC sold its equity investment in The Bank of N.T. Butterfield & Son Limited, which was accounted for as an associate within Corporate and Other, for an amount, net of associated expenses, that approximated its carrying value.

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended				2015				2014 (1)	2013 (1)
		Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
	Revenue
	Retail and Business Banking	$2,127	$2,037	$2,093	$2,046	$2,029	$1,936	$2,252	$2,083
	Wealth Management	628	615	619	584	568	548	502	470
	Wholesale Banking (2)	696	661	706	468	670	606	680	520
	Corporate and Other (2)	69	81	41	115	88	74	197	103
	Total revenue	$3,520	$3,394	$3,459	$3,213	$3,355	$3,164	$3,631	$3,176
	Net interest income	$2,021	$1,895	$1,956	$1,881	$1,875	$1,798	$1,905	$1,893
	Non-interest income	1,499	1,499	1,503	1,332	1,480	1,366	1,726	1,283
	Total revenue	3,520	3,394	3,459	3,213	3,355	3,164	3,631	3,176
	Provision for credit losses	189	197	187	194	195	330	218	271
	Non-interest expenses	2,179	2,104	2,195	2,083	2,044	2,409	1,976	1,926
	Income before income taxes	1,152	1,093	1,077	936	1,116	425	1,437	979
	Income taxes	174	182	154	125	195	119	260	154
	Net income	$978	$911	$923	$811	$921	$306	$1,177	$825
	Net income (loss) attributable to:
	Non-controlling interests	$5	$4	$3	$2	$3	$(11)	$3	$(7)
	Equity shareholders	973	907	920	809	918	317	1,174	832
EPS	– basic	$2.42	$2.25	$2.28	$1.99	$2.26	$0.73	$2.88	$2.02
	– diluted	2.42	2.25	2.28	1.98	2.26	0.73	2.88	2.02
(1)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2015. See “External reporting change” for additional details.
(2)	Wholesale Banking revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefited from volume growth across most retail products, largely offset by the impact of the sold Aeroplan portfolio in the first quarter of 2014, the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2015

6	CIBC THIRD QUARTER 2015

included the gain arising from accounting adjustments on credit card-related balance sheet amounts, and the first quarter of 2014 included the gain relating to the Aeroplan transactions with Aimia and TD.

Wealth Management revenue has benefited from the impact of the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) on December 31, 2013, including annual performance fees earned in the first quarter of 2015, and has also experienced growth in fee-based average assets under management (AUM) and strong net sales of long-term mutual funds.

Wholesale Banking revenue is influenced, to a large extent, by capital markets conditions and growth in the equity derivatives business, which has generally resulted in higher tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The first quarter of 2015 included the gain on sale of an investment in our merchant banking portfolio. The fourth quarter of 2014 included the charge related to funding valuation adjustments (FVA), while the third quarter and the first quarter of 2014 included gains within an equity-accounted investment in our merchant banking portfolio and on the sale of an equity investment in our exited European leveraged finance portfolio, respectively. The fourth quarter of 2013 included the impairment of an equity position in our exited U.S. leveraged finance portfolio.

Corporate and Other includes the offset related to the TEB component of tax-exempt income noted above. The first quarter of 2014 included the gain relating to the Aeroplan transactions noted above.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card portfolio have been generally trending lower due to credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. A charge resulting from operational changes in the processing of write-offs was included in the first quarter of 2014. In Wholesale Banking, the second quarter of 2014 included losses in the exited U.S. leveraged finance portfolio. In Corporate and Other, the second quarter of 2014 had elevated loan losses relating to CIBC FirstCaribbean. The first and third quarters of 2014 included a decrease in the collective allowance, including the partial reversal of the credit losses relating to the Alberta floods.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, as well as higher spending on strategic initiatives. The first quarter of 2015 included restructuring charges relating to employee severance. The second quarter of 2014 had a goodwill impairment charge and the fourth quarter of 2013 had a restructuring charge relating to CIBC FirstCaribbean. All quarters in 2014 and the fourth quarter of 2013 had expenses relating to the development of our enhanced travel rewards program and to the Aeroplan transactions with Aimia and TD.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income, which has generally been trending higher for the periods presented in the table above. No tax recovery was booked in the second quarter of 2014 in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

Outlook for calendar year 2015

Global growth is on track to be slower than the prior year’s mediocre pace, as a deceleration in China and a recession in Russia offset better results in Europe and an acceleration in the U.S. after a slow first quarter. The U.S. economy should gather momentum from improved credit access for households and the income gains associated with healthy job growth, setting the stage for about a 2.5% real gross domestic product (GDP) growth in 2015. Canada’s economy declined in the first half and could post just over 1% growth for the year as a drop in resource sector capital spending and fiscal tightening by affected provinces offsets the lift to non-energy exports arising from U.S. growth and a weaker Canadian dollar. The U.S. Federal Reserve is likely to begin increasing interest rates moderately before the end of the calendar year, but after cutting interest rates twice, the Bank of Canada is expected to hold rates flat, given the drag on growth from weaker oil prices. Long-term yields could rise in both countries in the remainder of the year due to anticipated U.S. interest rate hikes and diminished fears of a global slump.

Retail and Business Banking could benefit from improvement in industry demand for household credit in the wake of the Bank of Canada’s actions, but the impact should be modest given that interest rates have already been low for a prolonged period of time. Demand for business credit should continue to grow at a healthy pace outside the resource-based provinces, but will be impacted by recessions or very slow growth in the resource-based provinces. Although the weaker picture for resource prices represents a risk to business and household credit quality in the affected regions, the deterioration should be modest given that only a slight increase is expected in unemployment and business bankruptcy rates.

New issue volumes are in line to be as strong as the prior year’s healthy pace and growing pools of household savings will support continued demand for Wealth Management products.

Wholesale Banking could see a mixed picture as slowing capital spending in the resource sector should be countered by an increased need for borrowing, as well as capital spending growth in other industries. Continued market volatility will support trading volumes. Governments in the resource-based provinces will have increased financing needs due to the drop in energy-related revenues.

CIBC THIRD QUARTER 2015	7

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of the 2014 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		As at or for the three months ended			As at or for the nine months ended
$ millions		2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$962	$895	$899	$2,764	$2,340
After-tax impact of items of note (1)		12	13	(13)	58	342
After-tax impact of items of note on non-controlling interests		–	–	–	–	(10)
Adjusted net income attributable to diluted common shareholders (2)	B	$974	$908	$886	$2,822	$2,672
Diluted weighted-average common shares outstanding (thousands)	C	397,828	397,785	398,022	397,830	398,584
Reported diluted EPS ($)	A/C	$2.42	$2.25	$2.26	$6.95	$5.87
Adjusted diluted EPS ($) (2)	B/C	2.45	2.28	2.23	7.09	6.70
Reported and adjusted efficiency ratio
Reported total revenue (3)	D	$3,520	$3,394	$3,355	$10,373	$10,150
Pre-tax impact of items of note (1)		4	9	(49)	(42)	(394)
TEB		131	112	102	391	336
Adjusted total revenue (2)	E	$3,655	$3,515	$3,408	$10,722	$10,092
Reported non-interest expenses (3)	F	$2,179	$2,104	$2,044	$6,478	$6,429
Pre-tax impact of items of note (1)		(12)	(9)	(17)	(115)	(519)
Adjusted non-interest expenses (2)	G	$2,167	$2,095	$2,027	$6,363	$5,910
Reported efficiency ratio (3)	F/D	61.9%	62.0%	60.9%	62.4%	63.3%
Adjusted efficiency ratio (2)(3)	G/E	59.3%	59.6%	59.5%	59.3%	58.6%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$433	$421	$397	$1,263	$1,169
Reported dividend payout ratio	H/A	45.0%	47.1%	44.2%	45.7%	50.0%
Adjusted dividend payout ratio (2)	H/B	44.5%	46.4%	44.8%	44.8%	43.8%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$18,733	$18,437	$16,989	$18,431	$16,911
Reported return on common shareholders’ equity	A/I	20.4%	19.9%	21.0%	20.0%	18.5%
Adjusted return on common shareholders’ equity (2)	B/I	20.6%	20.2%	20.7%	20.5%	21.1%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$1,152	$1,093	$1,116	$3,322	$2,978
Pre-tax impact of items of note (1)		16	18	(32)	73	270
Adjusted income before income taxes (2)	K	$1,168	$1,111	$1,084	$3,395	$3,248
Reported income taxes	L	$174	$182	$195	$510	$574
Tax impact of items of note (1)		4	5	(19)	15	(72)
Adjusted income taxes (2)	M	$178	$187	$176	$525	$502
Reported effective tax rate	L/J	15.1%	16.7%	17.5%	15.4%	19.3%
Adjusted effective tax rate (2)	M/K	15.2%	16.8%	16.2%	15.5%	15.5%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2015	Reported net income (loss)	$636	$140	$270	$(68)	$978
Jul. 31	After-tax impact of items of note (1)	2	3	5	2	12
	Adjusted net income (loss) (2)	$638	$143	$275	$(66)	$990
2015	Reported net income (loss)	$583	$129	$250	$(51)	$911
Apr. 30	After-tax impact of items of note (1)	1	5	5	2	13
	Adjusted net income (loss) (2)	$584	$134	$255	$(49)	$924
2014	Reported net income (loss)	$589	$121	$282	$(71)	$921
Jul. 31	After-tax impact of items of note (1)	8	3	(28)	4	(13)
	Adjusted net income (loss) (2)	$597	$124	$254	$(67)	$908

$ millions, for the nine months ended
2015	Reported net income (loss)	$1,869	$397	$795	$(249)	$2,812
Jul. 31	After-tax impact of items of note (1)	(29)	12	6	69	58
	Adjusted net income (loss) (2)	$1,840	$409	$801	$(180)	$2,870
2014	Reported net income (loss)	$1,881	$352	$759	$(588)	$2,404
Jul. 31	After-tax impact of items of note (1)	(78)	10	(62)	472	342
	Adjusted net income (loss) (2)	$1,803	$362	$697	$(116)	$2,746
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been reclassified to conform to the presentation adopted in the first quarter of 2015. See “External reporting change” for additional details.

8	CIBC THIRD QUARTER 2015

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury, which all form part of Corporate and Other. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015. The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 16 of the 2014 Annual Report.

CIBC THIRD QUARTER 2015	9

Retail and Business Banking

Retail and Business Banking provides financial advice, as well as banking, investment and authorized insurance products to our clients through the channel that best meets their needs. Through our branches, mobile advisors, and award winning telephone, online, and mobile banking channels, CIBC allows clients to bank when, where, and how they want.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31 (2)	2015 Jul. 31	2014 Jul. 31 (2)
Revenue
Personal banking	$1,693	$1,611	$1,611	$4,973	$4,720
Business banking	410	401	389	1,213	1,137
Other (3)	24	25	29	71	360
Total revenue	2,127	2,037	2,029	6,257	6,217
Provision for credit losses	165	188	177	517	560
Non-interest expenses	1,097	1,058	1,064	3,211	3,153
Income before taxes	865	791	788	2,529	2,504
Income taxes	229	208	199	660	623
Net income	$636	$583	$589	$1,869	$1,881
Net income attributable to:
Equity shareholders (a)	$636	$583	$589	$1,869	$1,881
Efficiency ratio	51.6%	52.0%	52.5%	51.3%	50.7%
Return on equity (4)	53.3%	56.3%	60.3%	56.8%	65.5%
Charge for economic capital (4) (b)	$(143)	$(125)	$(121)	$(397)	$(357)
Economic profit (4) (a+b)	$493	$458	$468	$1,472	$1,524
Full-time equivalent employees	21,574	21,257	22,397	21,574	22,397

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2015. See “External reporting change” for additional details.
(3)	Includes the sold Aeroplan portfolio and run-off portfolios relating to the exited FirstLine mortgage broker business and student loans.
(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $636 million, up $47 million from the same quarter last year, and up $53 million from the prior quarter, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.

Net income for the nine months ended July 31, 2015 was $1,869 million, down $12 million from the same period in 2014, primarily due to higher non-interest expenses and income taxes, partially offset by a lower provision for credit losses and higher revenue.

Revenue

Revenue was up $98 million or 5% from the same quarter last year.

Personal banking revenue was up $82 million, primarily due to volume growth and wider spreads.

Business banking revenue was up $21 million, primarily due to volume growth, partially offset by narrower spreads.

Other revenue was down $5 million, mainly due to lower revenue from our exited FirstLine mortgage broker business.

Revenue was up $90 million or 4% from the prior quarter.

Personal banking revenue was up $82 million, primarily due to additional days in the quarter, volume growth, and wider spreads.

Business banking revenue was up $9 million, primarily due to volume growth and additional days in the quarter, partially offset by narrower spreads.

Other revenue was comparable with the prior quarter.

Revenue for the nine months ended July 31, 2015 was up $40 million or 1% from the same period in 2014.

Personal banking revenue was up $253 million, primarily due to volume growth, higher fees, and a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note, partially offset by narrower spreads.

Business banking revenue was up $76 million, primarily due to volume growth and higher fees.

Other revenue was down $289 million, as the same period last year included the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note. The current period included lower cards revenue due to the Aeroplan transactions, as well as lower revenue from our exited FirstLine mortgage broker business.

Provision for credit losses

Provision for credit losses was down $12 million from the same quarter last year, mainly due to lower write-offs and bankruptcies in the card portfolio.

Provision for credit losses was down $23 million from the prior quarter, primarily due to lower losses in the business lending portfolio, and lower write-offs and bankruptcies in the card portfolio.

Provision for credit losses for the nine months ended July 31, 2015 was down $43 million from the same period in 2014, as the same period last year included a charge resulting from operational changes in the processing of write-offs, shown as an item of note. Lower loan losses in the card portfolio reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. This was partially offset by higher losses in the business lending portfolio.

10	CIBC THIRD QUARTER 2015

Non-interest expenses

Non-interest expenses were up $33 million or 3% from the same quarter last year, primarily due to higher spending on strategic initiatives.

Non-interest expenses were up $39 million or 4% from the prior quarter, primarily due to higher spending on strategic initiatives and the impact of additional days in the quarter.

Non-interest expenses for the nine months ended July 31, 2015 were up $58 million or 2% from the same period in 2014, primarily due to higher spending on strategic initiatives. The same period last year included costs relating to the development of our enhanced travel rewards program and to the Aeroplan transactions, shown as items of note.

Income taxes

Income taxes were up $30 million from the same quarter last year, primarily due to higher income and the impact of changes in the proportion of income subject to varying rates of tax.

Income taxes were up $21 million from the prior quarter, primarily due to higher income.

Income taxes for the nine months ended July 31, 2015 were up $37 million from the same period in 2014, primarily due to the impact of changes in the proportion of income subject to varying rates of tax and a lower tax rate applicable to the gain related to the Aeroplan transactions in the same period last year.

Voluntary agreement on the reduction of credit card interchange fees

In recent years, the Canadian federal government has held discussions with various stakeholders on the fees paid by merchants to accept credit card payments from their customers, including fees set by payment networks known as interchange fees.

On November 4, 2014, an agreement was announced between the Canadian federal government, VISA and MasterCard for the voluntary reduction of interchange fee rates to an average effective rate of 1.50% for the next five years.

The impact of implementing the agreement is not expected to be significant to Retail and Business Banking results.

CIBC THIRD QUARTER 2015	11

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Revenue
Retail brokerage	$312	$312	$307	$926	$883
Asset management	223	217	186	648	539
Private wealth management	93	86	75	288	196
Total revenue	628	615	568	1,862	1,618
Provision for (reversal of) credit losses	–	(1)	–	(1)	–
Non-interest expenses	443	447	408	1,337	1,154
Income before taxes	185	169	160	526	464
Income taxes	45	40	39	129	112
Net income	$140	$129	$121	$397	$352
Net income attributable to:
Non-controlling interests	$–	$–	$–	$–	$2
Equity shareholders (a)	140	129	121	397	350
Efficiency ratio	70.5%	72.7%	71.9%	71.8%	71.4%
Return on equity (2)	23.9%	23.0%	22.7%	23.3%	22.5%
Charge for economic capital (2) (b)	$(70)	$(67)	$(65)	$(204)	$(190)
Economic profit (2) (a+b)	$70	$62	$56	$193	$160
Full-time equivalent employees	4,343	4,256	4,176	4,343	4,176
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $140 million, up $19 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income was up $11 million from the prior quarter, primarily due to higher revenue.

Net income for the nine months ended July 31, 2015 was $397 million, up $45 million from the same period in 2014, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $60 million or 11% from the same quarter last year.

Retail brokerage revenue was up $5 million, primarily due to higher fee-based assets, partially offset by lower commission revenue.

Asset management revenue was up $37 million, primarily due to higher AUM driven by net sales of long-term mutual funds and market appreciation, and a higher contribution from our equity-accounted investment in American Century Investments (ACI).

Private wealth management revenue was up $18 million, primarily due to higher AUM driven by net flows and market appreciation.

Revenue was up $13 million or 2% from the prior quarter.

Retail brokerage revenue was comparable with the prior quarter.

Asset management revenue was up $6 million, primarily due to higher AUM driven by net sales of long-term mutual funds.

Private wealth management revenue was up $7 million, primarily due to higher AUM driven by net flows.

Revenue for the nine months ended July 31, 2015 was up $244 million or 15% from the same period in 2014.

Retail brokerage revenue was up $43 million, primarily due to higher fee-based assets, partially offset by lower commission revenue.

Asset management revenue was up $109 million, primarily due to higher AUM driven by net sales of long-term mutual funds and market appreciation, and a higher contribution from our equity-accounted investment in ACI.

Private wealth management revenue was up $92 million, primarily due to the inclusion of three full quarters of Atlantic Trust results in the current period, annual performance fees earned in Atlantic Trust, and higher AUM.

Non-interest expenses

Non-interest expenses were up $35 million or 9% from the same quarter last year, primarily due to higher performance-based compensation and other employee-related costs.

Non-interest expenses were comparable with the prior quarter.

Non-interest expenses for the nine months ended July 31, 2015 were up $183 million or 16% from the same period in 2014, primarily due to the inclusion of three full quarters of Atlantic Trust results in the current period, and higher performance-based compensation and other employee-related costs.

Income taxes

Income taxes were up $6 million from the same quarter last year, and up $5 million from the prior quarter, primarily due to higher income.

Income taxes for the nine months ended July 31, 2015 were up $17 million from the same period in 2014 primarily due to higher income.

12	CIBC THIRD QUARTER 2015

Wholesale Banking

Wholesale Banking provides integrated credit and capital markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Results(1)	For the three months ended			For the nine months ended
$ millions	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Revenue
Capital markets	$417	$417	$336	$1,229	$997
Corporate and investment banking	277	259	330	838	855
Other	2	(15)	4	(4)	104
Total revenue (2)	696	661	670	2,063	1,956
Provision for (reversal of) credit losses	9	(1)	6	22	29
Non-interest expenses	339	337	279	1,004	926
Income before taxes	348	325	385	1,037	1,001
Income taxes (2)	78	75	103	242	242
Net income	$270	$250	$282	$795	$759
Net income attributable to:
Equity shareholders (a)	$270	$250	$282	$795	$759
Efficiency ratio (2)	48.6%	51.0%	41.5%	48.7%	47.3%
Return on equity (3)	39.0%	38.5%	47.5%	40.0%	42.8%
Charge for economic capital (3) (b)	$(82)	$(79)	$(73)	$(239)	$(219)
Economic profit (3) (a+b)	$188	$171	$209	$556	$540
Full-time equivalent employees	1,367	1,284	1,327	1,367	1,327
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $131 million for the quarter ended July 31, 2015 (April 30, 2015: $112 million; July 31, 2014: $102 million) and $391 million for the nine months ended July 31, 2015 (July 31, 2014: $336 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $270 million, down $12 million from the same quarter last year, primarily due to higher non-interest expenses, partially offset by higher revenue and lower income taxes.

Net income was up $20 million from the prior quarter, primarily due to higher revenue, partially offset by a provision for credit losses compared with a reversal of credit losses in the prior quarter.

Net income for the nine months ended July 31, 2015 was $795 million, up $36 million from the same period in 2014, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $26 million or 4% from the same quarter last year.

Capital markets revenue was up $81 million, primarily due to higher revenue from interest rate, equity derivatives and foreign exchange trading, partially offset by lower revenue from underwriting and advisory activity.

Corporate and investment banking revenue was down $53 million, as the same quarter last year included a gain within an equity-accounted investment in our merchant banking portfolio, shown as an item of note. Higher revenue from corporate banking and real estate finance was offset by lower revenue from underwriting and advisory activity.

Other revenue was comparable with the same quarter last year.

Revenue was up $35 million or 5% from the prior quarter.

Capital markets revenue was comparable with the prior quarter, as lower commodities trading revenue and lower revenue from underwriting and advisory activity were offset by higher revenue from interest rate and equity derivatives trading.

Corporate and investment banking revenue was up $18 million, primarily due to higher revenue from corporate banking and U.S. real estate finance, partially offset by lower revenue from underwriting and advisory activity.

Other revenue was up $17 million, as the prior quarter included MTM losses on corporate loan hedges.

Revenue for the nine months ended July 31, 2015 was up $107 million or 5% from the same period in 2014.

Capital markets revenue was up $232 million, primarily due to higher revenue from foreign exchange, interest rate, equity derivatives and commodities trading.

Corporate and investment banking revenue was down $17 million, as the same period last year included the gain within an equity-accounted investment noted above, partially offset by a gain on sale of an investment in our merchant banking portfolio in the current period, both shown as items of note.

Other revenue was down $108 million, as the same period last year included a gain on the sale of an equity investment in our exited European leveraged finance portfolio, shown as an item of note.

Provision for credit losses

Provision for credit losses was up $3 million from the same quarter last year, primarily due to higher losses in our U.S. real estate finance portfolio.

Provision for credit losses of $9 million compared with a reversal of credit losses of $1 million in the prior quarter, primarily due to higher losses in our U.S. real estate finance and corporate lending portfolios.

Provision for credit losses for the nine months ended July 31, 2015 was down $7 million from the same period in 2014, as the same period last year included loan losses in our exited U.S. leveraged finance portfolio, shown as an item of note, partially offset by higher losses in our U.S. real estate finance portfolio in the current period.

CIBC THIRD QUARTER 2015	13

Non-interest expenses

Non-interest expenses were up $60 million or 22% from the same quarter last year, primarily due to higher performance-based compensation and other employee-related costs, and higher spending on strategic initiatives.

Non-interest expenses were comparable with the prior quarter.

Non-interest expenses for the nine months ended July 31, 2015 were up $78 million or 8% from the same period in 2014, primarily due to higher performance-based compensation and other employee-related costs, and higher spending on strategic initiatives.

Income taxes

Income taxes were down $25 million from the same quarter last year due to lower income and the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Income taxes were up $3 million from the prior quarter primarily due to higher income.

Income taxes for the nine months ended July 31, 2015 were comparable with the same period in 2014, as higher income was offset by the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Canadian federal budget

The 2015 Canadian federal budget, released on April 21, 2015, contained new rules for “synthetic equity arrangements” which would eliminate the tax-deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances effective November 1, 2015. A revised draft of the rules was released on July 31, 2015. The proposed rules, if enacted, would be effective November 1, 2015, with a set of transition rules that would apply between November 1, 2015 and April 30, 2017. CIBC is currently evaluating the impact on Wholesale Banking.

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

	For the three months ended			For the nine months ended
$ millions	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Net interest expense	$(6)	$(6)	$(3)	$(15)	$(26)
Trading income (loss)	4	–	(3)	(4)	26
Designated at fair value (FVO) gains (losses)	1	(2)	4	(1)	(15)
Other income (loss)	(1)	1	1	–	1
Total revenue	(2)	(7)	(1)	(20)	(14)
Non-interest expenses	4	1	1	6	3
Loss before taxes	(6)	(8)	(2)	(26)	(17)
Income taxes	(1)	(3)	–	(7)	(4)
Net loss	$(5)	$(5)	$(2)	$(19)	$(13)

Net loss for the quarter was $5 million (US$3 million), compared with $2 million (US$2 million) for the same quarter last year and a net loss of $5 million (US$5 million) for the prior quarter. The net loss for the nine months ended July 31, 2015 was $19 million (US$15 million), compared with $13 million (US$12 million) for the same period in 2014.

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at July 31, 2015		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$172	$120	$–	$–	$172	$120
CLO	748	–	723	724	550	6	1,195	10	–	–
Corporate debt	–	–	–	–	3,406	(1)	–	–	3,406	–
Other	458	304	20	19	285	28	10	1	–	–
Unmatched	–	–	–	–	–	–	–	–	382	–
	$1,206	$304	$743	$743	$4,413	$153	$1,205	$11	$3,960	$120
October 31, 2014	$1,969	$369	$1,415	$1,417	$5,679	$192	$2,352	$27	$4,656	$154
(1)	Excluded from the table above are equity AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$19 million (October 31, 2014: US$23 million).

14	CIBC THIRD QUARTER 2015

USRMM – collateralized debt obligation (CDO)

Our net USRMM position consists of a written credit derivative. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of senior tranches of CLOs backed by diversified pools of primarily U.S. (73%) and European-based (24%) senior secured leveraged loans. As at July 31, 2015, approximately 77% of the total notional amount of the CLO tranches was rated equivalent to AAA, 22% was rated the equivalent of AA+, and the remainder unrated. As at July 31, 2015, approximately 25% of the underlying collateral was rated equivalent to BB- or higher, 58% was rated between the equivalent of B+ and B-, 6% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 1.3 years and average subordination of 31%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 17-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in the Investments and loans section within Other, as at July 31, 2015, include:

•	Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$221 million and a fair value of US$212 million, tracking notes classified as AFS with a notional value of US$4 million and a fair value of US$2 million, and loans with a notional value of US$54 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;
•	US$107 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$86 million; and
•	US$20 million notional value of an asset-backed security (ABS) classified as a loan, with a fair value of US$20 million and carrying value of US$19 million.

Our significant positions in the written credit derivatives, liquidity and credit facilities section within Other, as at July 31, 2015, include:

•	US$220 million notional value of written credit derivatives with a fair value of US$28 million, on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and
•	US$44 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at July 31, 2015	CLO	Corporate debt	CDO - USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$742	$–	$–	$10	$–	$752	$10	$(2)	$8
Unrated	453	–	–	–	–	453	5	(2)	3
	1,195	–	–	10	–	1,205	15	(4)	11
Other counterparties (1)
Investment grade	–	10	172	–	–	182	120	–	120
Unrated	–	3,396	–	–	382	3,778	–	–	–
	–	3,406	172	–	382	3,960	120	–	120
	$1,195	$3,406	$172	$10	$382	$5,165	$135	$(4)	$131
October 31, 2014	$2,370	$3,952	$212	$30	$444	$7,008	$188	$(7)	$181
(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparty is a Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at July 31, 2015 was US$230 million relative to nil net exposure.

CIBC THIRD QUARTER 2015	15

Corporate and Other

Corporate and Other includes the five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Revenue
International banking	$175	$163	$151	$499	$451
Other	(106)	(82)	(63)	(308)	(92)
Total revenue (2)	69	81	88	191	359
Provision for credit losses	15	11	12	35	154
Non-interest expenses	300	262	293	926	1,196
Loss before taxes	(246)	(192)	(217)	(770)	(991)
Income taxes (2)	(178)	(141)	(146)	(521)	(403)
Net loss	$(68)	$(51)	$(71)	$(249)	$(588)
Net income (loss) attributable to:
Non-controlling interests	$5	$4	$3	$12	$(7)
Equity shareholders	(73)	(55)	(74)	(261)	(581)
Full-time equivalent employees	17,101	16,769	17,261	17,101	17,261
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	TEB adjusted. See footnote 2 in “Wholesale Banking” section for additional details.

Financial overview

Net loss for the quarter was $68 million, compared with a net loss of $71 million in the same quarter last year, as lower revenue and higher non-interest expenses were mostly offset by a higher income tax benefit.

Net loss was up $17 million from the prior quarter, primarily due to higher non-interest expenses and lower revenue.

Net loss for the nine months ended July 31, 2015 was $249 million, compared with a net loss of $588 million in the same period last year, primarily due to lower non-interest expenses and a lower provision for credit losses, partially offset by lower revenue.

Revenue

Revenue was down $19 million or 22% from the same quarter last year.

International banking revenue was up $24 million, primarily due to favourable foreign exchange rates.

Other revenue was down $43 million, primarily due to a higher TEB adjustment.

Revenue was down $12 million or 15% from the prior quarter.

International banking revenue was up $12 million, primarily due to favourable foreign exchange rates and additional days in the quarter.

Other revenue was down $24 million, primarily due to a higher TEB adjustment.

Revenue for the nine months ended July 31, 2015 was down $168 million or 47% from the same period in 2014.

International banking revenue was up $48 million, primarily due to favourable foreign exchange rates.

Other revenue was down $216 million, as the same period last year included the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note. The current period included lower treasury revenue and a higher TEB adjustment.

Provision for credit losses

Provision for credit losses was up $3 million from the same quarter last year, primarily due to an increase in the collective allowance, partially offset by lower losses in CIBC FirstCaribbean.

Provision for credit losses was up $4 million from the prior quarter, primarily due to an increase in the collective allowance.

Provision for credit losses for the nine months ended July 31, 2015 was down $119 million from the same period in 2014, as the same period last year included loan losses relating to CIBC FirstCaribbean, partially offset by a reduction in the collective allowance, including lower estimated credit losses relating to the Alberta floods, both shown as items of note.

Non-interest expenses

Non-interest expenses were up $7 million or 2% from the same quarter last year, primarily due to foreign exchange rates.

Non-interest expenses were up $38 million or 15% from the prior quarter, primarily due to higher unallocated support costs and the impact of additional days in the quarter.

Non-interest expenses for the nine months ended July 31, 2015 were down $270 million or 23% from the same period in 2014, as the same period last year included a goodwill impairment charge relating to CIBC FirstCaribbean, while the current period included restructuring charges relating to employee severance, both shown as items of note.

Income taxes

Income tax benefit was up $32 million from the same quarter last year and up $37 million from the prior quarter, primarily due to a higher loss, including a higher TEB adjustment.

Income tax benefit for the nine months ended July 31, 2015 was up $118 million from the same period in 2014, primarily due to a higher TEB adjustment. No tax recovery was booked in the prior year period in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

16	CIBC THIRD QUARTER 2015

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2015 Jul. 31	2014 Oct. 31
Assets
Cash and deposits with banks	$20,075	$13,547
Securities	72,922	59,542
Securities borrowed or purchased under resale agreements	31,350	36,796
Loans and acceptances, net of allowance	285,502	268,240
Derivative instruments	30,030	20,680
Other assets	17,963	16,098
	$457,842	$414,903
Liabilities and equity
Deposits	$360,525	$325,393
Obligations related to securities lent or sold short or under repurchase agreements	21,066	23,764
Derivative instruments	31,883	21,841
Other liabilities	19,461	20,144
Subordinated indebtedness	3,844	4,978
Equity	21,063	18,783
	$457,842	$414,903

Assets

As at July 31, 2015, total assets were up by $42.9 billion or 10% from October 31, 2014, of which approximately $12 billion was the result of appreciation of the U.S. dollar.

Cash and deposits with banks increased by $6.5 billion or 48%, mainly due to higher treasury deposit placements.

Securities increased by $13.4 billion or 22%, primarily due to an increase in AFS securities. AFS securities increased due to treasury activities, including the purchase of government securities and U.S. agency securities.

Securities borrowed or purchased under resale agreements decreased by $5.4 billion or 15%, mainly due to treasury activities, as the proceeds were used to purchase the AFS securities discussed above. This was partially offset by client-driven activity in Wholesale Banking.

Net loans and acceptances increased by $17.3 billion or 6%. Business and government loans and acceptances were up by $8.5 billion, largely due to an increase in our domestic lending portfolio and the impact of foreign exchange. Residential mortgages were up by $7.7 billion, primarily due to growth in CIBC brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Personal loans were up $888 million, due to volume growth.

Derivative instruments increased by $9.4 billion or 45%, largely driven by an increase in foreign exchange and interest rate derivative valuations.

Other assets increased by $1.9 billion or 12%, primarily due to an increase in collateral pledged for derivatives and broker receivables.

Liabilities

As at July 31, 2015, total liabilities were up by $40.7 billion or 10% from October 31, 2014, of which approximately $12 billion was the result of appreciation of the U.S. dollar.

Deposits increased by $35.1 billion or 11%, primarily due to domestic retail volume growth, the impact of foreign exchange and higher wholesale funding. Further details on the composition of deposits are provided in Note 7 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $2.7 billion or 11%, primarily due to client-driven activities.

Derivative instruments increased by $10.0 billion or 46%, largely driven by an increase in foreign exchange and interest rate derivative valuations.

Other liabilities decreased by $683 million or 3%, mainly due to a decrease in acceptances.

Subordinated indebtedness decreased by $1.1 billion or 23%, primarily due to a redemption during the year. See the “Significant capital management activity” section for further details.

Equity

As at July 31, 2015, equity increased by $2.3 billion or 12% from October 31, 2014, primarily due to a net increase in retained earnings and accumulated other comprehensive income (AOCI) foreign currency translation adjustments. During the year, CIBC redeemed and issued preferred shares. See the “Significant capital management activity” section for further details.

CIBC THIRD QUARTER 2015	17

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 30 to 38 of the 2014 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI) which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI mandated all institutions to have established a target CET1 ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer, effective the first quarter of 2013. For the Tier 1 and Total capital ratios, the all-in targets are 8.5% and 10.5%, respectively, effective the first quarter of 2014. These targets may be higher for certain institutions if OSFI feels the circumstances warrant it. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014 for the determination of capital under the transitional rules. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

OSFI has released its guidance on domestic systemically important banks (D-SIBs) and the associated capital surcharge. CIBC is considered to be a D-SIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank. D-SIBs will be subject to a 1% CET1 surcharge commencing January 1, 2016.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 of the 2014 annual consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows.

Transitional basis (BCBS)	All-in basis (OSFI)

CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in credit risk), and qualifying instruments issued by a consolidated subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, net assets related to defined benefit pension plans, and certain investments. Additional Tier 1 capital primarily includes non-viability contingent capital (NVCC) preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes, which are subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

18	CIBC THIRD QUARTER 2015

Regulatory capital

$ millions, as at	2015 Jul. 31	2014 Oct. 31
Transitional basis
CET1 capital	$18,878	$17,496
Tier 1 capital	20,416	18,720
Total capital	24,273	23,281
RWA	161,845	155,148
CET1 ratio	11.7%	11.3%
Tier 1 capital ratio	12.6%	12.1%
Total capital ratio	15.0%	15.0%
Assets-to-capital multiple	n/a	17.7	x
All-in basis
CET1 capital	$16,588	$14,607
Tier 1 capital	19,284	17,300
Total capital	23,173	21,989
CET1 capital RWA	153,889	141,250
Tier 1 capital RWA	154,176	141,446
Total capital RWA	154,422	141,739
CET1 ratio	10.8%	10.3%
Tier 1 capital ratio	12.5%	12.2%
Total capital ratio	15.0%	15.5%
n/a	Not applicable.

CET1 ratio (All-in basis)

The CET1 ratio increased from October 31, 2014 to July 31, 2015. The increase in CET1 capital, which was partially offset by an increase in CET1 capital RWAs, was the result of internal capital generation (net income less dividends) and higher AOCI (largely foreign currency translation adjustments), net of an increase in regulatory capital deductions. CET1 capital RWAs increased $12.6 billion from October 31, 2014 to July 31, 2015 due primarily to increased exposures, foreign exchange movement and capital model parameter updates.

Basel III leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. On January 12, 2014, the BCBS issued the full text of its leverage ratio framework.

The leverage ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure includes the sum of:

(i)	On-balance sheet assets;
(ii)	Adjustments for securities financing transaction exposures with a limited form of netting available if certain conditions are met;
(iii)	Derivative exposures as specified under the rules; and
(iv)	Other off-balance sheet exposures, such as credit commitments and direct credit substitutes, converted into credit exposure equivalents using Basel Standardized Approach credit conversion factors.

Items deducted from Tier 1 capital will be excluded from the Exposure Measure.

On October 30, 2014, OSFI issued the final “Leverage Requirements Guideline” outlining the implementation of the Basel III leverage ratio framework in Canada effective November 2014. The Basel III leverage ratio replaces the assets-to-capital multiple test. Federally regulated deposit-taking institutions are expected to have Basel III leverage ratios that meet or exceed 3%.

The BCBS requires banks to disclose their leverage ratio beginning in 2015. The document states that the BCBS will continue to test whether a minimum requirement of 3% for the leverage ratio is appropriate. Any final adjustments to the rule will be made by 2017, for implementation on January 1, 2018. Information on CIBC’s leverage ratio as at July 31, 2015 is included in the table below.

$ millions, as at		2015 Jul. 31	2015 Apr. 30
Transitional basis
Tier 1 capital	A	$20,416	$19,668
Leverage ratio exposure	B	494,297	474,957
Leverage ratio	A/B	4.1%	4.1%
All-in basis
Tier 1 capital	C	$19,284	$18,551
Leverage ratio exposure	D	493,475	474,276
Leverage ratio	C/D	3.9%	3.9%

Leverage ratio (All-in basis)

The leverage ratio was comparable with April 30, 2015. An increase in Tier 1 capital, driven mainly by internal capital generation, was offset by an increase in leverage exposures, primarily due to higher on-balance sheet exposures.

Continuous enhancement to risk-based capital requirements

The BCBS continues to publish proposals for changes to the existing risk-based capital requirements (see page 31 of the 2014 Annual Report), with the objective of clarifying and increasing the capital requirements for certain business activities.

A consultative document, “Review of the Credit Valuation Adjustment Risk Framework”, was issued by the BCBS in July 2015. The document proposes a framework that considers the market risk exposure component of CVA along with its associated hedges. The regulatory capital requirement for CVA risk would be based on exposure models used to determine accounting CVA, subject to conditions. The conditions are intended to reduce potential variability from RWA calculations or other discrepancies in financial reporting practices across banks and jurisdictions. The document did not specify an implementation date.

In June 2015, the BCBS issued “Interest rate risk in the banking book”, a consultative document. This document proposes changes to the regulatory capital treatment and supervision of interest rate risk in the banking book, which would apply to large internationally active banks on a consolidated basis. The changes aim to promote sufficient capital to cover potential losses from exposures to changes in interest rates, and to limit incentives for capital arbitrage

CIBC THIRD QUARTER 2015	19

between the banking and trading books. There are two options presented in the document: a standardized Pillar 1 approach for minimum capital requirements, and an enhanced Pillar 2 approach. The timeline for implementation has not been provided at this point.

During December 2014, the BCBS finalized revisions to the securitization framework, which aim to strengthen the capital standards for securitization exposures, with an effective date of January 2018.

The BCBS has announced its intention to improve the consistency and comparability of bank capital ratios by reducing excessive variability in RWA calculations, and issued two consultative documents in December 2014 to promote this objective. “Revisions to the standardized approach for credit risk” proposes to reduce reliance on external credit ratings, increase risk sensitivity, reduce national discretion, strengthen the link between the standardized approach and the internal ratings-based approach, and enhance comparability across banks. “Capital floors: the design of a framework based on standardized approaches” focuses on the concept of the capital floor, which is designed to mitigate model risk and measurement errors stemming from internal models, to address excessive variability in RWA calculations between banks.

A consultative document, which includes proposals to improve the operational risk capital framework, was released in October 2014. In order to address weaknesses identified in the existing approaches, a new standardized approach would replace the current non-model-based approaches and update risk indicators for determining operational risk capital requirements.

CIBC will continue to monitor and prepare for developments in these areas.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued the final standard for “Revised Pillar 3 disclosure requirements”. The document sets out the first phase of a two-phase project by the BCBS to replace existing Pillar 3 disclosure requirements for credit (including counterparty credit), market, operational, interest rate and securitization risks. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital.

CIBC continues to monitor the requirements and prepare for developments in this area.

Taxpayer Protection and Bank Recapitalization Regime

The 2015 Canadian federal budget, released on April 21, 2015, confirmed the Government of Canada’s intention to implement a Taxpayer Protection and Bank Recapitalization (bail-in) regime. Although the budget paper did not include details of implementation, the key features noted were largely consistent with the August 1, 2014 consultation paper, “Taxpayer Protection and Bank Recapitalization Regime: Consultation Paper”. The overarching policy objective of the bail-in regime is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized. Further details of the consultation paper are available on page 31 of the 2014 Annual Report.

Significant capital management activity

Normal course issuer bid

On September 16, 2014, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. No common shares have been purchased under this bid.

We intend to seek Toronto Stock Exchange approval for a new NCIB that would permit us to purchase for cancellation up to a maximum of 8 million, or approximately 2% of our outstanding common shares, over the next 12 months.

Dividends

On August 26, 2015, the Board of Directors approved an increase in our quarterly common share dividend from $1.09 per share to $1.12 per share for the quarter ending October 31, 2015.

Our quarterly common share dividend was increased from $1.06 per share to $1.09 per share for the quarter ended July 31, 2015 and from $1.03 per share to $1.06 per share for the quarter ended April 30, 2015.

Preferred shares

Redemptions

On April 30, 2015, we redeemed all 13,232,342 Class A Preferred Shares Series 29 with a par value and redemption price of $25.00 per share for cash.

On January 31, 2015, we redeemed all of our 12 million Class A Preferred Shares Series 27 with a par value and redemption price of $25.00 per share for cash.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC)

On March 11, 2015, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of July 31, 2020, the Series 43 shares pay quarterly cash dividends, if declared, at a rate of 3.60%. On July 31, 2020, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2020 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2025 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

On December 16, 2014, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

20	CIBC THIRD QUARTER 2015

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

Subordinated debt

On June 23, 2015, we purchased and cancelled $15 million (US$12 million) of our Floating Rate Debenture Notes Due 2084.

On April 30, 2015, we redeemed all $1.1 billion of our 4.11% Debentures (subordinated indebtedness) due April 30, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

On January 14, 2015, we purchased and cancelled $25 million (US$21 million) of our Floating Rate Debenture Notes Due 2084.

Convertible instruments

The table below provides a summary of our NVCC capital instruments outstanding:

$ millions, except number of shares and per share, as at July 31, 2015	Number of shares	Par value	Minimum conversion price per common share	Maximum number of common shares issuable on conversion (3)
Preferred Shares (1)
Series 39	16,000,000	$400	$5.00	80,000,000
Series 41	12,000,000	300	5.00	60,000,000
Series 43	12,000,000	300	5.00	60,000,000
Subordinated Debt (2)
3% Debentures due October 28, 2024	n/a	1,000	5.00	300,000,000
Total		$2,000		500,000,000
(1)	Each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
(2)	The Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
(3)	Excludes the impact of declared but unpaid dividends and accrued interest.
n/a	Not applicable.

The occurrence of a Trigger Event would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 56% based on the number of CIBC common shares outstanding as at July  31, 2015.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of a commercial mortgage securitization trust.

We utilize a single-seller conduit and several CIBC-sponsored multi-seller conduits (collectively, the conduits) to fund assets for clients in Canada.

We earn fees for providing services related to the non-consolidated commercial mortgage securitization trust and single-seller and multi-seller conduits, such as back-stop liquidity facilities, distribution, transaction structuring, and conduit and transaction administration. These fees totalled $7 million in the third quarter of 2015 ($7 million for the prior quarter and $7 million for the same quarter last year). Fees for the nine months ended July 31, 2015 were $20 million ($16 million for the nine months ended July 31, 2014). All fees earned in respect of activities with the conduits are on a market basis.

As at July 31, 2015, the underlying collateral for various asset types in our non-consolidated sponsored multi-seller conduits amounted to $3.7 billion (October 31, 2014: $2.7 billion). The estimated weighted-average life of these assets was 1.3 years (October 31, 2014: 1.1 years). Our holding of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors was $302 million (October 31, 2014: $4 million). Our committed backstop liquidity facilities to these conduits were $4.9 billion (October 31, 2014: $4.0 billion). We also provided credit facilities of $30 million (October 31, 2014: $30 million) to these conduits.

We participate in a syndicated facility for a three-year commitment of $575 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $105 million (October 31, 2014: $105 million). As at July 31, 2015, we funded $91 million (October 31, 2014: $81 million) through the issuance of bankers’ acceptances and prime loans.

$ millions, as at	2015 Jul. 31				2014 Oct. 31
	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$393	$3,455	(3)	$–	$85	$2,708	(3)	$–
Third-party structured vehicles – continuing	3,045	1,188		–	2,372	833		–
Pass-through investment structures	676	–		–	2,019	–		–
Commercial mortgage securitization trust	12	–		–	10	–		–
CIBC Capital Trust	7	75		–	7	72		–
CIBC-managed investment funds	–	–		–	20	–		–
CIBC-structured CDO vehicles	10	27		25	28	35		64
Third-party structured vehicles – run-off	1,663	57		1,012	2,436	84		1,597
(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $1.2 billion (October 31, 2014: $1.9 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(2)	Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the interim consolidated balance sheet was $222 million (October 31, 2014: $241 million). Notional of $0.9 billion (October 31, 2014: $1.5 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $163 million (October 31, 2014: $182 million). An additional notional of $54 million (October 31, 2014: $52 million) was hedged through a limited recourse note. Accumulated fair value losses were $2 million (October 31, 2014: $4 million) on unhedged written credit derivatives.
(3)	Excludes an additional $1.2 billion (October 31, 2014: $1.3 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.

Additional details of our structured entities (SEs) are provided in Note 6 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 38 and 39 of the 2014 Annual Report.

CIBC THIRD QUARTER 2015	21

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 40 to 72 of the 2014 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving success in CIBC’s overall strategic imperative of delivering consistent and sustainable performance over the long term while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and our risk management framework.

Our risk management framework includes:

•	Board-approved risk appetite statements at the CIBC and SBU level;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, Compliance and other Control functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

Risk governance structure

There were changes made during the year to our risk governance structure. The current structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management, Audit and Corporate Governance committees, described below.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

Corporate Governance Committee: The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

22	CIBC THIRD QUARTER 2015

Executive Committee (ExCo): The ExCo, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following committees:

•	Global Asset Liability Committee (GALCo): This committee, which comprises members from the ExCo and senior Treasury and Risk Management executives, provides oversight regarding capital management and liquidity management. It also provides strategic direction regarding structural interest rate and foreign exchange risk postures. GALCo is supported by four sub-committees – Liquidity Risk Management Committee, Asset Liability Management Committee, Capital Management Committee, and Funds Transfer Pricing Committee – that are composed of senior executives with business and oversight responsibilities for the respective activities.
•	Global Risk Committee (GRC): This committee, which comprises the ExCo and senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, and providing input regarding CIBC’s risk appetite and risk strategies; monitoring risk profile against risk appetite, reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

Risk management structure

The Risk Management group, led by our Chief Risk Officer, is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control the risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

There were changes made during the year to our Risk Management structure. The current structure is illustrated below.

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks; and
•	Deciding on transactions that fall outside of risk limits delegated to business lines.

The nine key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•	Global Regulatory Affairs and Risk Control – This team provides expertise in risk, controls and regulatory reporting, and oversees regulatory interactions across CIBC to ensure coordinated communication and the effective development of and adherence to action plans.
•	Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk across CIBC’s portfolios.
•	Balance Sheet, Liquidity and Pension Risk Management – This unit has primary global accountability for providing an effective challenge and sound risk oversight to the treasury/liquidity management function within CIBC.
•	Global Credit Risk Management – This unit includes our regional Chief Risk Officers, and is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks in our investment portfolios, as well as management of special loan portfolios.
•	Wealth Risk Management – This unit is responsible for the independent governance and oversight of the wealth management business/activities in CIBC globally.
•	Retail Risk Management – This unit oversees the management of credit risk in the retail lines of business (residential mortgages, credit cards, personal loans and lines of credit, small business loans).
•	Global Operational Risk Management – This team has global accountability for the identification, measurement and monitoring of all operational risks, including locations, people, insurance, technology, subsidiaries/affiliates and vendors.
•	Enterprise Risk Management – This unit is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk systems and models, as well as economic capital methodologies.
•	Special Initiatives – This unit is responsible for assisting in the design, delivery and implementation of new initiatives aligned with Risk Management’s strategic plan, while enhancing internal client partnerships and efficiency.

CIBC THIRD QUARTER 2015	23

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, the sophistication of non-traditional competitors in the payments industry, cyber threats and the associated disintermediation, financial, reputation and business interruption risks have also increased.

These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial of service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop new applications, controls and processes to protect our market position, systems and client information from disintermediation, damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC has developed and continues to refine approaches to minimize the impact of any incidents that may occur.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, could have serious negative implications for general economic and banking activities.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Declining oil prices

Lower oil prices have placed pressure on corporate margins, which, in turn, have resulted in reduced Canadian tax revenues, particularly in Alberta. There is the added concern that the impact could extend beyond the oil and gas industry.

So far, we have not seen any significant stress in our oil and gas portfolio. However, a prolonged weakness in oil prices would become a more pressing concern. Clients are currently being assessed on the basis of our enhanced risk metrics and our portfolio is being monitored in a prudent manner. We continue to run our enterprise statistical stress tests at lower oil prices to determine potential direct losses, and have also conducted stress tests to assess the secondary impacts on our retail portfolio for Canada in general and Alberta in particular.

European sovereign debt crisis

With the recent arrangement reached between Greece and the Eurozone leaders, the immediate danger of Greece exiting the Eurozone has been averted. While the European Central Bank’s quantitative easing programme has reduced the pressure on peripheral bond yields, risks to the global financial markets from Europe’s sovereign debt crisis continue to be a concern.

We actively monitor and assess both the business and geo-political environment in Europe for adverse developments. Key to this is maintaining an active presence in the region to ensure that we are able to respond to both qualitative and quantitative data in a robust and timely manner. For additional details on our European credit risk exposure, see the “Exposure to certain countries and regions” section.

24	CIBC THIRD QUARTER 2015

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels has been driven by higher levels of mortgage debt, which is tied to the Canadian housing market. While interest rates are expected to remain relatively low in the foreseeable future, concerns remain that an external shock could affect the ability of Canadians to repay their loans, potentially triggering a correction in the housing market, which in turn could result in credit losses to banks.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase. For additional details on our credit risk mitigation strategies and real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

China economic policy risk

After decades of double digit growth, China’s economy is currently on a slower growth trajectory. While the official statistics showed that GDP growth held steady at 7% in the second quarter of 2015, in line with China’s full year growth target, other economic indicators have been less robust. The Chinese government’s intervention in financial markets, including a currency devaluation, has led to heightened concern among international investors over economic conditions in China. Additional monetary and fiscal stimulus is likely to be required over the balance of the year to restore momentum.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect clients that export to China, commodities in particular, and may raise the credit risk associated with our exposure to trading counterparties.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See Note 1 to the interim consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at July 31, 2015:

(1)	Includes counterparty credit risk of $7,527 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $455 million, which comprises derivatives and repo-style transactions.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Includes investment risk.

CIBC THIRD QUARTER 2015	25

Credit risk

Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our wholesale lending businesses. Other sources of credit risk include our trading activities, including our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our asset.

Exposure to credit risk

$ millions, as at	2015 Jul. 31	2014 Oct. 31
Business and government portfolios – advanced internal ratings-based (AIRB) approach
Drawn	$111,874	$84,493
Undrawn commitments	41,645	40,155
Repo-style transactions	69,687	69,702
Other off-balance sheet	84,034	68,604
OTC derivatives	17,749	12,626
Gross exposure at default (EAD) on business and government portfolios	324,989	275,580
Less: repo collateral	60,966	63,718
Net EAD on business and government portfolios	264,023	211,862
Retail portfolios – AIRB approach
Drawn	208,232	200,206
Undrawn commitments	67,626	68,085
Other off-balance sheet	339	306
Gross EAD on retail portfolios	276,197	268,597
Standardized portfolios	13,701	12,017
Securitization exposures	15,937	14,990
Gross EAD	$630,824	$571,184
Net EAD	$569,858	$507,466

Oil and gas exposure

The following table provides a breakdown of our exposure to the oil and gas industry under the AIRB approach. Of these exposures, 79% are investment grade based on our internal risk rating, which incorporates security pledged (equivalent to S&P/Moody’s rating of BBB-/Baa3 and higher).

$ millions, as at July 31, 2015	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total
Exploration and production	$4,402	$4,614	$278	$539	$9,833
Midstream	700	1,738	49	344	2,831
Downstream	79	395	32	2	508
Integrated	101	2,045	331	121	2,598
Oil and gas services	472	322	36	2	832
Petroleum distribution	441	270	42	29	782
	$6,195	$9,384	$768	$1,037	$17,384

Forbearance policy

We employ forbearance techniques to manage customer relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new customers with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the quarter and nine months ended July 31, 2015, nil and $27 million, respectively ($27 million and $95 million for the quarter and nine months ended July 31, 2014, respectively) of loans have undergone TDR.

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

26	CIBC THIRD QUARTER 2015

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at July 31, 2015	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario	$48.5	65%	$26.5	35%	$9.7	100%	$48.5	57%	$36.2	43%
British Columbia and territories	18.9	57	14.0	43	3.9	100	18.9	51	17.9	49
Alberta	17.2	72	6.8	28	2.7	100	17.2	64	9.5	36
Quebec	7.8	67	3.8	33	1.5	100	7.8	60	5.3	40
Central prairie provinces	5.2	73	2.0	27	0.9	100	5.2	65	2.9	35
Atlantic provinces	6.1	75	2.1	25	0.8	100	6.1	68	2.9	32
Canadian portfolio (2)(3)	103.7	65	55.2	35	19.5	100	103.7	58	74.7	42
International portfolio (2)	–	–	2.4	100	–	–	–	–	2.4	100
Total portfolio	$103.7	64%	$57.6	36%	$19.5	100%	$103.7	57%	$77.1	43%
October 31, 2014	$102.3	67%	$51.5	33%	$19.6	100%	$102.3	59%	$71.1	41%
(1)	We did not have any insured HELOCs as at July 31, 2015 and October 31, 2014.
(2)	Geographical allocation is based on the address of the property managed.
(3)	84% (October 31, 2014: 90%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by Dominion Bond Rating Service.

The average loan-to-value (LTV) ratios(1) for our uninsured Canadian residential mortgages and HELOCs originated during the quarter are provided in the following table. The average LTV ratio(1) of our uninsured international residential mortgages originated during the quarter and nine months ended July 31, 2015 was 65% and 68%, respectively. The newly originated HELOCs for our international portfolio for the periods provided in the table below were not material. We did not acquire uninsured residential mortgages and HELOCs from a third party for the periods presented in the table below.

	For the three months ended						For the nine months ended
	2015 Jul. 31		2015 Apr. 30		2014 Jul. 31		2015 Jul. 31		2014 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages (2)	HELOC	Residential mortgages	HELOC	Residential mortgages (2)	HELOC
Ontario	65%	70%	64%	69%	65%	71%	65%	70%	65%	70%
British Columbia and territories	62	65	61	65	61	66	61	65	61	66
Alberta	68	72	67	72	68	72	68	72	68	72
Quebec	68	73	67	72	67	72	67	72	67	72
Central prairie provinces	68	73	68	73	69	73	68	73	69	73
Atlantic provinces	72	73	71	73	71	73	71	73	71	73
Total Canadian portfolio (3)	65%	69%	64%	69%	65%	70%	65%	69%	65%	70%
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Restated to conform to the methodology adopted in the prior period.
(3)	Geographical allocation is based on the address of the property managed.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2015 (1)	60%	60%
October 31, 2014 (1)	60%	60%
(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for July 31, 2015 and October 31, 2014 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2015 and September 30, 2014, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio July 31, 2015	–%	1%	3%	8%	25%	53%	10%	–%
October 31, 2014	–%	1%	3%	9%	23%	48%	16%	–%
International portfolio July 31, 2015	7%	15%	25%	26%	17%	8%	2%	–%
October 31, 2014	7%	15%	25%	27%	17%	8%	1%	–%

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio July 31, 2015	2%	6%	10%	13%	32%	34%	3%	– %
October 31, 2014	3%	6%	10%	14%	28%	31%	8%	– %
International portfolio July 31, 2015	6%	16%	25%	25%	17%	8%	2%	1%
October 31, 2014	7%	15%	24%	26%	17%	8%	2%	1%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2015, our Canadian condominium mortgages were $18.0 billion (October 31, 2014: $17.1 billion) of which 66% (October 31, 2014:

CIBC THIRD QUARTER 2015	27

70%) were insured. Our drawn developer loans were $0.9 billion (October 31, 2014: $1.0 billion) or 1.3% of our business and government portfolio, and our related undrawn exposure was $2.0 billion (October 31, 2014: $2.0 billion). The condominium developer exposure is diversified across 88 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 of the 2014 annual consolidated financial statements.

The following table shows the rating profile of OTC derivative MTM receivables (after derivative master netting agreements, but before any collateral):

$ billions, as at		2015 Jul. 31		2014 Oct. 31
	Exposure (1)
Investment grade	$8.46	88.0%	$4.82	87.5%
Non-investment grade	0.96	10.0	0.66	12.0
Watchlist	0.01	0.1	0.01	0.2
Default	–	–	–	–
Unrated	0.19	1.9	0.02	0.3
	$9.62	100.0%	$5.51	100.0%
(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

The following table provides details of our impaired loans and allowances for credit losses:

							As at or for the three months ended						As at or for the nine months ended
$ millions	2015 Jul. 31			2015 Apr. 30			2014 Jul. 31			2015 Jul. 31			2014 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$711	$764	$1,475	$758	$803	$1,561	$790	$731	$1,521	$700	$734	$1,434	$843	$704	$1,547
Classified as impaired during the period	24	293	317	40	298	338	53	308	361	101	879	980	164	951	1,115
Transferred to not impaired during the period	(4)	(30)	(34)	(4)	(25)	(29)	(2)	(33)	(35)	(10)	(76)	(86)	(7)	(84)	(91)
Net repayments	(30)	(61)	(91)	(33)	(65)	(98)	(23)	(60)	(83)	(85)	(180)	(265)	(158)	(174)	(332)
Amounts written-off	(59)	(208)	(267)	(16)	(225)	(241)	(38)	(210)	(248)	(103)	(626)	(729)	(94)	(679)	(773)
Recoveries of loans and advances previously written-off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	–	–	–	–	–	–	(18)	–	(18)	–	–	–	(18)	–	(18)
Foreign exchange and other	45	34	79	(34)	(22)	(56)	(4)	(2)	(6)	84	61	145	28	16	44
Balance at end of period	$687	$792	$1,479	$711	$764	$1,475	$758	$734	$1,492	$687	$792	$1,479	$758	$734	$1,492
Allowance for impairment (1)
Balance at beginning of period	$369	$323	$692	$377	$342	$719	$368	$305	$673	$337	$307	$644	$323	$224	$547
Amounts written-off	(59)	(208)	(267)	(16)	(225)	(241)	(38)	(210)	(248)	(103)	(626)	(729)	(94)	(679)	(773)
Recoveries of amounts written-off in previous periods	2	47	49	4	44	48	2	44	46	9	135	144	10	136	146
Charge to income statement	10	166	176	26	175	201	37	177	214	65	506	571	132	647	779
Interest accrued on impaired loans	(1)	(5)	(6)	(2)	(4)	(6)	(3)	(4)	(7)	(6)	(12)	(18)	(11)	(13)	(24)
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	29	18	47	(20)	(9)	(29)	(5)	–	(5)	48	31	79	1	(3)	(2)
Balance at end of period	$350	$341	$691	$369	$323	$692	$361	$312	$673	$350	$341	$691	$361	$312	$673
Net impaired loans
Balance at beginning of period	$342	$441	$783	$381	$461	$842	$422	$426	$848	$363	$427	$790	$520	$480	$1,000
Net change in gross impaired	(24)	28	4	(47)	(39)	(86)	(32)	3	(29)	(13)	58	45	(85)	30	(55)
Net change in allowance	19	(18)	1	8	19	27	7	(7)	–	(13)	(34)	(47)	(38)	(88)	(126)
Balance at end of period	$337	$451	$788	$342	$441	$783	$397	$422	$819	$337	$451	$788	$397	$422	$819
Net impaired loans as a percentage of net loans and acceptances			0.28%			0.28%			0.31%			0.28%			0.31%
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

Gross impaired loans

As at July 31, 2015, gross impaired loans were $1,479 million, down $13 million from the same quarter last year, primarily due to decreases in CIBC FirstCaribbean and the business services sector in the U.S., partially offset by the impact of U.S. dollar appreciation on our existing portfolio.

Gross impaired loans were comparable with the prior quarter, as decreases in CIBC FirstCaribbean were offset by the impact of U.S. dollar appreciation on our existing portfolio.

More than half of the gross impaired loans at the end of the current quarter were related to CIBC FirstCaribbean, for which residential mortgages, business services (e.g., tourism and hotels), and the real estate and construction sectors accounted for the majority.

Allowance for impairment

Allowance for impairment was $691 million, up $18 million from the same quarter last year, mainly due to the impact of U.S. dollar appreciation on our existing portfolio and an increase in our U.S. real estate finance portfolio, partially offset by decreases in CIBC FirstCaribbean and the U.S. business services sector. Allowance for impairment was up in the U.S. and CIBC FirstCaribbean but down in Canada.

Allowance for impairment was comparable with the prior quarter as the impact of U.S. dollar appreciation on our existing portfolio was partially offset by decreases in the real estate construction and business services sectors of CIBC FirstCaribbean. Allowance for impairment was up in the U.S. and Canada but down in CIBC FirstCaribbean.

28	CIBC THIRD QUARTER 2015

Exposure to certain countries and regions

Over the past several years, a number of countries in Europe experienced credit concerns. The following tables provide our exposure to European countries, both within and outside the Eurozone. We do not have any other exposure to Russia or Portugal, and minimal exposure to Greece through our SEs, as noted below.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of individual allowances, if any), deposits with banks (stated at amortized cost net of individual allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of individual allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 92% (October 31, 2014: 90%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at July 31, 2015	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$131	$–	$131	$–		$1	$1
Belgium	–	–	5	5	–		–	–
Finland	233	1	–	234	49		–	49
France	126	–	9	135	218		11	229
Germany	153	7	360	520	6		–	6
Ireland	–	–	1	1	–		–	–
Italy	–	–	–	–	–		–	–
Luxembourg	–	–	–	–	10		–	10
Netherlands	74	11	121	206	56		1	57
Spain	–	–	–	–	–		–	–
Total Eurozone	$586	$150	$496	$1,232	$339		$13	$352
Denmark	$–	$7	$1	$8	$–		$6	$6
Norway	–	3	18	21	311		–	311
Sweden	459	40	69	568	91		–	91
Switzerland	264	–	29	293	26		–	26
Turkey	–	–	387	387	–		29	29
United Kingdom	767	494	573	1,834	3,418	(1)	502	3,920
Total non-Eurozone	$1,490	$544	$1,077	$3,111	$3,846		$537	$4,383
Total Europe	$2,076	$694	$1,573	$4,343	$4,185		$550	$4,735
October 31, 2014	$1,433	$508	$997	$2,938	$2,727		$456	$3,183
(1)	Includes $216 million of exposure (notional value of $249 million and fair value of $33 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at July 31, 2015	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$4	$35	$39	$34	$5	$137
Belgium	–	1	25	26	25	1	6
Finland	4	–	10	14	7	7	290
France	26	1	139	166	134	32	396
Germany	–	–	1,816	1,816	1,772	44	570
Ireland	–	–	6	6	5	1	2
Italy	–	–	5	5	–	5	5
Luxembourg	1	–	37	38	1	37	47
Netherlands	100	–	64	164	57	107	370
Spain	–	–	48	48	48	–	–
Total Eurozone	$131	$6	$2,185	$2,322	$2,083	$239	$1,823
Denmark	$–	$–	$5	$5	$2	$3	$17
Norway	–	83	–	83	83	–	332
Sweden	5	–	110	115	110	5	664
Switzerland	–	–	1,277	1,277	1,248	29	348
Turkey	–	–	–	–	–	–	416
United Kingdom	528	42	4,941	5,511	4,805	706	6,460
Total non-Eurozone	$533	$125	$6,333	$6,991	$6,248	$743	$8,237
Total Europe	$664	$131	$8,518	$9,313	$8,331	$982	$10,060
October 31, 2014	$325	$264	$8,498	$9,087	$8,516	$571	$6,692
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $1.4 billion (October 31, 2014: $1.4 billion), collateral on repo-style transactions was $6.9 billion (October 31, 2014: $7.1 billion), and both are comprised of cash and investment-grade debt securities.

CIBC THIRD QUARTER 2015	29

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection.

$ millions, as at July 31, 2015	Total indirect exposure
Belgium	$6
Finland	8
France	80
Germany	48
Greece	7
Ireland	4
Italy	18
Luxembourg	55
Netherlands	87
Spain	42
Total Eurozone	$355
Denmark	$5
Norway	2
Sweden	9
United Kingdom	73
Total non-Eurozone	$89
Total exposure	$444
October 31, 2014	$951

In addition to the indirect exposures above, we have indirect exposures to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $369 million (October 31, 2014: $147 million).

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to pages 58 to 59 of the 2014 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at July 31, 2015	Drawn	Undrawn
Construction program	$125	$18
Interim program	6,979	315
Permanent program	324	–
Exposure, net of allowance	$7,428	$333
Of the above:
Net impaired	$79	$–
On credit watch list	46	–
Exposure, net of allowance, as at October 31, 2014	$6,736	$449

As at July 31, 2015, the allowance for credit losses for this portfolio was $50 million (October 31, 2014: $47 million). During the quarter and nine months ended July 31, 2015, the provision for credit losses was $5 million and $19 million, respectively ($2 million and $4 million provision for credit losses for the quarter and nine months ended July 31, 2014, respectively).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at July 31, 2015, there was no CMBS inventory (October 31, 2014: nil).

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at July 31, 2015	Drawn	Undrawn
Manufacturing – capital goods	$208	$4
Utilities	11	–
Transportation	3	4
Exposure, net of allowance	$222	$8
Of the above:
Net impaired	$–	$–
On credit watch list	195	4
Exposure, net of allowance, as at October 31, 2014	$203	$12

As at July 31, 2015, the allowance for credit losses for this portfolio was $38 million (October 31, 2014: $36 million). During the quarter and nine months ended July 31, 2015, the reversal of credit losses was nil and $1 million, respectively (reversal of credit losses was nil and $1 million for the quarter and nine months ended July 31, 2014, respectively).

30	CIBC THIRD QUARTER 2015

Market risk

Market risk is defined as the potential for economic financial loss from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices and credit spreads. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2015 Jul. 31					2014 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$3,198	$–		$1,735	$1,463	$2,694	$–		$1,573	$1,121	Foreign exchange
Interest-bearing deposits with banks	16,877	184		16,693	–	10,853	8		10,845	–	Interest rate
Securities	72,922	46,684	(1)	26,238	–	59,542	45,638	(1)	13,904	–	Equity, interest rate
Cash collateral on securities borrowed	3,359	–		3,359	–	3,389	–		3,389	–	Interest rate
Securities purchased under resale agreements	27,991	175		27,816	–	33,407	–		33,407	–	Interest rate
Loans
Residential mortgages	165,337	–		165,337	–	157,526	–		157,526	–	Interest rate
Personal	36,345	–		36,345	–	35,458	–		35,458	–	Interest rate
Credit card	11,702	–		11,702	–	11,629	–		11,629	–	Interest rate
Business and government	65,738	7,267	(2)	58,471	–	56,075	4,720	(2)	51,355	–	Interest rate
Allowance for credit losses	(1,711)	–		(1,711)	–	(1,660)	–		(1,660)	–	Interest rate
Derivative instruments	30,030	25,920	(3)	4,110	–	20,680	17,790	(3)	2,890	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	8,091	–		8,091	–	9,212	–		9,212	–	Interest rate
Other assets	17,963	1,294		9,692	6,977	16,098	1,506		7,317	7,275	Interest rate, equity,
											foreign exchange
	$457,842	$81,524		$367,878	$8,440	$414,903	$69,662		$336,845	$8,396
Deposits	$360,525	$336	(4)	$322,481	$37,708	$325,393	$371	(4)	$289,087	$35,935	Interest rate
Obligations related to securities sold short	11,397	10,500		897	–	12,999	12,151		848	–	Interest rate
Cash collateral on securities lent	1,567	–		1,567	–	903	–		903	–	Interest rate
Obligations related to securities sold under repurchase agreements	8,102	–		8,102	–	9,862	–		9,862	–	Interest rate
Derivative instruments	31,883	27,451	(3)	4,432	–	21,841	19,716	(3)	2,125	–	Interest rate,
											foreign exchange
Acceptances	8,091	–		8,091	–	9,212	–		9,212	–	Interest rate
Other liabilities	11,370	931		4,911	5,528	10,932	874		4,232	5,826	Interest rate
Subordinated indebtedness	3,844	–		3,844	–	4,978	–		4,978	–	Interest rate
	$436,779	$39,218		$354,325	$43,236	$396,120	$33,112		$321,247	$41,761
(1)	Excludes securities relating to the structured credit run-off business of $585 million (October 31, 2014: $759 million), which are considered non-trading for market risk purposes.
(2)	Excludes $327 million (October 31, 2014: $180 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and incremental risk charge (IRC).

The following three tables show VaR, stressed VaR and IRC for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended July 31, 2015 was down $0.8 million from the prior quarter, primarily due to decreases in our interest rate, credit spread, equity and debt specific risks, partially offset by an increase in commodity risk.

Average stressed total VaR for the three months ended July 31, 2015 was down $5.2 million from the prior quarter. During the current stressed VaR period from September 10, 2008 to September 8, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended July 31, 2015 was down $16.9 million from the prior quarter, mainly due to a decrease in the investment grade trading inventory.

CIBC THIRD QUARTER 2015	31

VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2015 Jul. 31		2015 Apr. 30		2014 Jul. 31	2015 Jul. 31	2014 Jul. 31 (1)
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$2.3	$0.9	$1.6	$1.4	$1.6	$1.5	$1.2	$2.0	$1.5	$2.0
Credit spread risk	3.0	1.7	2.3	2.2	2.9	3.6	1.4	1.6	3.0	1.5
Equity risk	3.6	1.3	1.8	2.1	2.3	2.8	2.4	1.7	2.4	2.0
Foreign exchange risk	2.0	0.5	0.7	0.9	1.0	0.9	0.8	0.9	0.9	0.8
Commodity risk	2.4	1.2	2.0	1.8	1.8	1.6	0.9	1.0	1.4	1.1
Debt specific risk	2.5	1.5	1.5	2.0	2.1	2.4	2.4	2.4	2.2	2.4
Diversification effect (2)	n/m	n/m	(6.3)	(6.7)	(8.3)	(8.3)	(6.0)	(6.5)	(7.4)	(6.2)
Total VaR (one-day measure)	$4.7	$2.8	$3.6	$3.7	$3.4	$4.5	$3.1	$3.1	$4.0	$3.6
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2015 Jul. 31		2015 Apr. 30		2014 Jul. 31	2015 Jul. 31	2014 Jul. 31 (1)
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$10.0	$4.3	$6.4	$6.3	$5.8	$9.0	$5.2	$6.1	$6.8	$6.6
Credit spread risk	15.7	9.3	13.6	11.6	15.7	16.0	12.2	8.2	13.7	7.5
Equity risk	3.8	1.3	1.6	1.9	1.5	3.6	2.0	2.2	2.3	3.0
Foreign exchange risk	8.5	1.3	3.6	3.8	2.8	2.9	3.5	3.0	3.7	2.2
Commodity risk	8.4	2.1	2.7	5.0	5.1	4.3	10.8	6.2	4.4	5.3
Debt specific risk	4.7	3.0	3.9	3.7	3.4	3.7	4.4	4.1	3.9	3.2
Diversification effect (2)	n/m	n/m	(20.0)	(21.1)	(20.9)	(23.1)	(23.9)	(19.1)	(20.9)	(16.8)
Stressed total VaR (one-day measure)	$15.2	$8.7	$11.8	$11.2	$13.4	$16.4	$14.2	$10.7	$13.9	$11.0
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

IRC – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2015 Jul. 31		2015 Apr. 30		2014 Jul. 31	2015 Jul. 31	2014 Jul. 31 (1)
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$125.9	$63.4	$84.2	$86.4	$126.6	$103.5	$81.1	$81.6	$95.8	$81.9
Migration risk	50.9	26.4	36.2	40.9	42.3	40.7	46.5	39.7	41.3	42.1
IRC (one-year measure)	$152.3	$101.4	$120.4	$127.3	$168.9	$144.2	$127.6	$121.3	$137.1	$124.0
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.

32	CIBC THIRD QUARTER 2015

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ actual daily trading revenue (TEB) against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $17.0 million occurred on June 16, 2015. It was attributable to the normal course of business within our capital markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $1.9 million during the quarter and the average daily TEB was $0.8 million.

Trading revenue (TEB)(1) versus VaR

(1)	The trading revenue in this section excludes the one-time net decrease in income as a result of the adoption of FVA.

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or re-pricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

The following table shows the estimated potential impact over the next 12 months, adjusted for structural assumptions (except for structural assumptions on shareholders’ equity in the calculation of the “present value of shareholders’ equity”), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in all interest rates, including prime. In addition, we have placed a floor on downward interest rate shocks to allow for the current low rate environment. The table does not account for any potential impacts relating to pension assets or liabilities. Due to the assumptions inherent in this estimate, the actual impact may vary significantly from these estimates.

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at			2015 Jul. 31			2015 Apr. 30			2014 Jul. 31
	CAD	USD	Other	CAD	USD	Other	CAD	USD	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$52	$23	$(1)	$99	$7	$–	$176	$(12)	$(5)
Increase (decrease) in present value of shareholders’ equity	(228)	(17)	(33)	(130)	1	(27)	23	(114)	(46)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(119)	(11)	1	(165)	(7)	1	(229)	15	6
Increase (decrease) in present value of shareholders’ equity	87	7	29	51	(7)	28	(60)	96	47
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$77	$45	$(2)	$178	$12	$–	$334	$(23)	$(10)
Increase (decrease) in present value of shareholders’ equity	(503)	(34)	(65)	(296)	1	(54)	40	(228)	(92)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(193)	(14)	2	(231)	(12)	1	(453)	25	11
Increase (decrease) in present value of shareholders’ equity	71	10	52	60	(8)	49	(152)	145	80

CIBC THIRD QUARTER 2015	33

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

Our liquidity risk management strategies seek to maintain sufficient liquid assets and diversified funding sources to consistently fund our balance sheet and contingent obligations, and maintain the strength of our enterprise under both normal and stressed conditions.

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with established limits.

GALCo oversees CIBC’s liquidity risk management, ensuring liquidity risk framework, policies, methodologies and assumptions are regularly reviewed and, as appropriate, modified to ensure alignment with our operating environment and regulatory requirements. The Liquidity Risk Management Committee, a subcommittee of GALCo, also monitors global liquidity risk and includes senior management from Treasury, Risk Management and representatives from CIBC’s regional operations.

Liquid and encumbered assets

Our policy is to maintain a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under stressed conditions. Liquid assets include cash, high quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. We do not include encumbered assets which are composed of assets pledged as collateral and other assets that we consider restricted due to legal, operational, or other reasons.

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at							2015 Jul. 31	2014 Oct. 31
	Gross liquid assets				Encumbered liquid assets (1)
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets	Unencumbered liquid assets
Cash and due from banks	$20,030	(2)	$–		$443	$–	$19,587	$13,200
Securities	71,753	(3)	67,392	(4)	23,731	37,278	78,136	70,495
National Housing Act mortgage-backed securities	54,127	(5)	–		23,024	–	31,103	32,718
Mortgages	12,006	(6)	–		12,006	–	–	–
Credit cards	3,994	(7)	–		3,994	–	–	–
Other assets	5,490	(8)	–		5,222	–	268	381
	$167,400		$67,392		$68,420	$37,278	$129,094	$116,794
(1)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(2)	Includes cash, non-interest-bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(3)	Includes trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,169 million (October 31, 2014: $1,340 million).
(4)	Includes $3,359 million (October 31, 2014: $3,389 million) of cash collateral received on securities borrowed, $27,991 million (October 31, 2014: $33,407 million) of securities purchased under resale agreements, $34,376 million (October 31, 2014: $26,118 million) of securities borrowed against securities lent, and $1,666 million (October 31, 2014: $2,285 million) of securities received for derivative collateral.
(5)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond, and securitized mortgages that were not transferred to external parties. These are reported as Loans on our interim consolidated balance sheet.
(6)	Includes mortgages in the Covered Bond Programme.
(7)	Includes assets held in consolidated trusts supporting funding liabilities.
(8)	Includes $5,222 million (October 31, 2014: $3,756 million) of cash pledged for derivatives collateral and $268 million (October 31, 2014: $381 million) of gold and silver certificates.

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes. For additional details, see Note 22 to the 2014 annual consolidated financial statements.

The table presented above represents the carrying value of CIBC’s liquid assets, which are intended to be used as a source of liquidity in a stressed liquidity scenario. The liquidity value of liquid assets is determined by applying asset haircut assumptions under a stress scenario, consistent with those used by the Bank of Canada and the Federal Reserve Bank of New York, and applicable regulatory guidelines.

Our unencumbered liquid assets increased by $12.3 billion or 11% from October 31, 2014, primarily due to an increase in unencumbered securities and interest-bearing deposits with banks.

In addition to the above, CIBC has access to the Bank of Canada’s Emergency Lending Assistance (ELA) program through the pledging of non-mortgage assets and the Federal Reserve Bank’s Discount Window.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and significant subsidiaries:

$ millions, as at	2015 Jul. 31	2014 Oct. 31
CIBC (parent)	$96,345	$98,979
CIBC World Markets Inc. (1)	14,163	13,181
Other subsidiaries	18,586	4,634
	$129,094	$116,794
(1)	Includes CIBC World Markets Inc. and CIBC World Markets Corp.

34	CIBC THIRD QUARTER 2015

Asset encumbrance

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral		Other
2015	Cash and deposits with banks	$20,075	$–	$20,075	$8	$435	$19,632	(1)	$–
Jul. 31	Securities	72,922	–	72,922	23,731	–	48,022		1,169
	Securities borrowed or purchased under resale agreements	–	31,350	31,350	14,557	–	16,793		–
	Loans, net of allowance	277,411	–	277,411	39,024	97	31,103		207,187
	Other
	Derivative instruments	30,030	–	30,030	–	–	–		30,030
	Customers’ liability under acceptances	8,091	–	8,091	–	–	–		8,091
	Land, buildings and equipment	1,867	–	1,867	–	–	–		1,867
	Goodwill	1,526	–	1,526	–	–	–		1,526
	Software and other intangible assets	1,135	–	1,135	–	–	–		1,135
	Investments in equity-accounted associates and joint ventures	1,827	–	1,827	–	–	–		1,827
	Other assets	11,608	–	11,608	5,222	–	268		6,118
		$426,492	$31,350	$457,842	$82,542	$532	$115,818		$258,950
2014	Cash and deposits with banks	$13,547	$–	$13,547	$8	$339	$13,200		$–
Oct. 31	Securities	59,542	–	59,542	19,004	–	39,198		1,340
	Securities borrowed or purchased under resale agreements	–	36,796	36,796	14,404	–	22,392		–
	Loans, net of allowance	259,028	–	259,028	39,159	197	32,718		186,954
	Other
	Derivative instruments	20,680	–	20,680	–	–	–		20,680
	Customers’ liability under acceptances	9,212	–	9,212	–	–	–		9,212
	Land, buildings and equipment	1,797	–	1,797	–	–	–		1,797
	Goodwill	1,450	–	1,450	–	–	–		1,450
	Software and other intangible assets	967	–	967	–	–	–		967
	Investments in equity-accounted associates and joint ventures	1,923	–	1,923	–	–	–		1,923
	Other assets	9,961	–	9,961	3,756	–	381		5,824
		$378,107	$36,796	$414,903	$76,331	$536	$107,889		$230,147
(1)	Includes $45 million (October 31, 2014: nil) of interest-bearing deposits with contractual maturities greater than 30 days.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions, except that certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and that each entity is in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

In December 2010, the BCBS published the Basel III international framework for liquidity risk measurement, standards and monitoring, which included the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) as two minimum liquidity standards. In July 2014, OSFI published the “Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio”, which provided public disclosure guidance applicable to D-SIBs as it pertains to the LCR. In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines released in May 2014, CIBC reports the LCR monthly to OSFI, effective January 2015.

The LCR’s primary objective is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30 calendar day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and large unsecured debt maturities. Cash outflows are partially offset by cash inflows, that are calculated at LCR-prescribed inflow rates, and include performing loan repayments and non-HQLA marketable assets.

CIBC THIRD QUARTER 2015	35

The following table provides key quantitative information about LCR, as prescribed by OSFI:
$ millions, for the three months ended July 31, 2015		Total unweighted value (1)(2) (average)	Total weighted value (1)(3) (average)
HQLA
1	HQLA	n/a	$ 86,620
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$ 119,166	7,868
3	Stable deposits	57,909	1,742
4	Less stable deposits	61,257	6,126
5	Unsecured wholesale funding, of which:	99,525	58,189
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	35,073	8,576
7	Non-operational deposits (all counterparties)	39,916	25,077
8	Unsecured debt	24,536	24,536
9	Secured wholesale funding	n/a	3,084
10	Additional requirements, of which:	60,408	16,318
11	Outflows related to derivative exposures and other collateral requirements	8,605	5,432
12	Outflows related to loss of funding on debt products	1,959	1,959
13	Credit and liquidity facilities	49,844	8,927
14	Other contractual funding obligations	1,626	1,626
15	Other contingent funding obligations	208,102	3,780
16	Total cash outflows	n/a	90,865
Cash inflows
17	Secured lending (e.g. reverse repos)	44,301	8,831
18	Inflows from fully performing exposures	15,498	8,021
19	Other cash inflows	2,015	2,015
20	Total cash inflows	$ 61,814	$ 18,867
			Total adjusted value
21	Total HQLA	n/a	$ 86,620
22	Total net cash outflows	n/a	$ 71,998
23	Liquidity coverage ratio	n/a	120.7%
$ millions, for the three months ended April 30, 2015			Total adjusted value
21	Total HQLA	n/a	$ 83,260
22	Total net cash outflows	n/a	$ 64,882
23	Liquidity coverage ratio	n/a	128.5%
(1)	Calculated based on a simple average of the three month end figures within the quarter.
(2)	Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(3)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our LCR is lower on average compared with the prior quarter, as a result of increased lending activity, partially offset by growth in deposit and term funding. Multiple other factors impact results cumulatively and are considered part of normal business operations.

CIBC considers the impact of its business decisions upon the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and environmental considerations affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional groups.

Funding

CIBC’s funding strategy includes maintaining a diverse funding mix of branch-sourced retail deposits and wholesale funding including asset securitization, covered bonds and unsecured debt. We have ongoing access to a range of active short- and long-term unsecured and secured funding sources to assist with meeting our funding requirements, and regularly monitor wholesale funding reliance and concentrations, including by type and counterparty, to approved internal limits consistent with our desired liquidity risk profile. Personal deposits continue to be a significant source of funding and totalled $135.7 billion as at July 31, 2015 (October 31, 2014: $130.1 billion).

36	CIBC THIRD QUARTER 2015

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at July 31, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	Less than 1 year total	1 - 2 years	Over 2 years	Total
Deposits from banks	$5,303	$3,216	$459	$–	$8,978	$–	$–	$8,978
Certificates of deposit and commercial paper	5,357	8,585	11,180	13,387	38,509	1,985	307	40,801
Bearer deposit notes and bankers acceptances	2,682	696	3,580	715	7,673	–	–	7,673
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	4	2,050	6,101	5,158	13,313	7,254	9,747	30,314
Senior unsecured structured notes	–	–	–	528	528	13	–	541
Covered bonds/Asset-backed securities
Mortgage securitization	–	404	873	2,159	3,436	2,759	16,718	22,913
Covered bonds	–	–	–	3,314	3,314	1,165	7,527	12,006
Cards securitization	–	598	1,000	593	2,191	1,803	–	3,994
Subordinated liabilities	–	–	–	–	–		3,844	3,844
Other	–	–	–	–	–	–	–	–
	$13,346	$15,549	$23,193	$25,854	$77,942	$14,979	$38,143	$131,064
Of which:
Secured	$–	$1,002	$1,873	$6,066	$8,941	$5,727	$24,245	$38,913
Unsecured	13,346	14,547	21,320	19,788	69,001	9,252	13,898	92,151
	$13,346	$15,549	$23,193	$25,854	$77,942	$14,979	$38,143	$131,064
October 31, 2014	$10,148	$13,033	$11,410	$15,327	$49,918	$25,354	$40,484	$115,756

The following table provides a summary, in Canadian dollar equivalents, of CIBC’s wholesale funding sources by currency:

$ billions, as at	2015 Jul. 31		2014 Oct. 31 (1)
CAD	$58.5	44%	$60.3	52%
USD	62.5	48	47.4	41
Other	10.1	8	8.1	7
	$131.1	100%	$115.8	100%
(1)	Reclassified to conform to the presentation adopted in the prior period.

Our funding and liquidity levels remained stable over the three months ended July 31, 2015 and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at	2015 Jul. 31	2014 Oct. 31 (1)
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.3	0.3
Three-notch downgrade	0.7	0.6
(1)	Restated to conform to the methodology adopted in the current period.

Other regulatory liquidity standards

In May 2014, OSFI published the final LAR guideline. The LAR guideline is driven by the BCBS’ global liquidity requirements, which include the LCR, NSFR and other additional liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the net cumulative cash flow (NCCF) metric. The NCCF was originally introduced in 2010 and the LAR guideline contains updated assumptions and parameters for use in the measurement of the metric reported to OSFI beginning January 2015. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy. Additional liquidity monitoring tools, including intraday liquidity reporting, are expected to be required by January 1, 2017.

On October 31, 2014, the BCBS published its final NSFR guideline. In February 2015, OSFI provided a revised Basel III monitoring template which incorporated the final BCBS NSFR guideline. OSFI is expected to engage in directed and public consultations in due course prior to issuance of their final NSFR guideline and reporting template. Under the LAR guideline, NSFR reporting will become effective January 1, 2018. OSFI released final NSFR disclosure requirements in June 2015 which serve as guidelines for public dissemination beginning in the first quarter of 2018.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. We provide the LCR and NSFR reports to BCBS twice annually.

CIBC THIRD QUARTER 2015	37

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual maturities provide input for determining a behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at July 31, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$3,198	$–	$–	$–	$–	$–	$–	$–	$–	$3,198
Interest-bearing deposits with banks	16,832	45	–	–	–	–	–	–	–	16,877
Securities	5,132	7,703	1,446	503	2,083	2,996	8,798	10,422	33,839	72,922
Cash collateral on securities borrowed	3,359	–	–	–	–	–	–	–	–	3,359
Securities purchased under resale agreements	20,665	5,843	1,304	–	126	53	–	–	–	27,991
Loans
Residential mortgages	1,794	3,073	8,162	12,045	12,379	28,804	90,245	8,835	–	165,337
Personal	359	518	812	1,021	1,163	103	341	1,008	31,020	36,345
Credit card	246	491	737	737	737	2,949	5,805	–	–	11,702
Business and government	7,382	1,934	1,904	3,019	3,482	10,465	24,039	13,513	–	65,738
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,711)	(1,711)
Derivative instruments	2,673	2,803	1,820	1,028	1,209	3,023	6,986	10,488	–	30,030
Customers’ liability under acceptances	5,866	2,173	40	11	1	–	–	–	–	8,091
Other assets	–	–	–	–	–	–	–	–	17,963	17,963
	$67,506	$24,583	$16,225	$18,364	$21,180	$48,393	$136,214	$44,266	$81,111	$457,842
October 31, 2014	$52,085	$23,935	$12,040	$16,828	$13,010	$59,688	$116,665	$42,929	$77,723	$414,903
Liabilities
Deposits (1)	$34,906	$21,559	$30,296	$23,378	$20,148	$23,940	$36,035	$6,422	$163,841	$360,525
Obligations related to securities sold short	11,397	–	–	–	–	–	–	–	–	11,397
Cash collateral on securities lent	1,567	–	–	–	–	–	–	–	–	1,567
Obligations related to securities sold under repurchase agreements	7,753	349	–	–	–	–	–	–	–	8,102
Derivative instruments	1,781	2,859	2,463	1,428	1,261	3,205	8,867	10,019	–	31,883
Acceptances	5,866	2,173	40	11	1	–	–	–	–	8,091
Other liabilities	–	–	–	–	–	–	–	–	11,370	11,370
Subordinated indebtedness	–	–	–	–	–	–	40	3,804	–	3,844
Equity	–	–	–	–	–	–	–	–	21,063	21,063
	$63,270	$26,940	$32,799	$24,817	$21,410	$27,145	$44,942	$20,245	$196,274	$457,842
October 31, 2014 (2)	$50,440	$21,358	$22,918	$22,225	$15,617	$31,822	$45,606	$25,289	$179,628	$414,903
(1)	Comprises $135.7 billion (October 31, 2014: $130.1 billion) of personal deposits of which $130.9 billion (October 31, 2014: $125.8 billion) are in Canada and $4.8 billion (October 31, 2014: $4.3 billion) are in other countries; $213.9 billion (October 31, 2014: $187.6 billion) of business and government deposits and secured borrowings of which $152.3 billion (October 31, 2014: $145.2 billion) are in Canada and $61.6 billion (October 31, 2014: $42.4 billion) are in other countries; and $10.9 billion (October 31, 2014: $7.7 billion) of bank deposits of which $3.9 billion (October 31, 2014: $2.9 billion) are in Canada and $7.0 billion (October 31, 2014: $4.8 billion) are in other countries.
(2)	Restated to conform to the presentation adopted in the current period.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$23,632	$8,988	$1,756	$–	$–	$–	$–	$–	$–	$34,376
Unutilized credit commitments	532	5,301	964	1,711	1,961	7,071	31,098	1,180	122,061	171,879
Backstop liquidity facilities	19	80	4,940	399	325	434	–	13	–	6,210
Standby and performance letters of credit	1,331	852	2,995	2,043	2,152	490	721	42	–	10,626
Documentary and commercial letters of credit	37	147	72	38	13	11	7	–	–	325
Other	281	–	–	–	–	–	–	–	–	281
	$25,832	$15,368	$10,727	$4,191	$4,451	$8,006	$31,826	$1,235	$122,061	$223,697
October 31, 2014	$27,668	$10,723	$3,010	$3,877	$2,094	$7,386	$28,636	$2,177	$114,888	$200,459
(1)	Includes $82.3 billion (October 31, 2014: $91.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.6 billion (October 31, 2014: $903 million) for cash because it is reported on the interim consolidated balance sheet.

38	CIBC THIRD QUARTER 2015

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at July 31, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	Total
Operating leases	$36	$72	$108	$108	$106	$409	$966	$1,122	$2,927
Purchase obligations (1)	53	122	305	152	186	614	1,041	440	2,913
Pension contributions (2)	1	1	–	–	–	–	–	–	2
Underwriting commitments	97	130	–	–	–	–	–	–	227
Investment commitments	1	–	1	–	–	8	10	153	173
	$188	$325	$414	$260	$292	$1,031	$2,017	$1,715	$6,242
October 31, 2014 (3)	$245	$215	$714	$288	$249	$969	$2,057	$1,788	$6,525
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.
(3)	Restated to conform to the methodology adopted in the prior period.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, information and cyber security, reputation and legal, regulatory, and environmental risks. These risks and related policies and processes have not changed significantly from those described on pages 70 to 72 of the 2014 Annual Report.

CIBC THIRD QUARTER 2015	39

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2014 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements for the year ended October 31, 2014, except as described in Note 1 to the interim consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on Level 3 inputs, for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the interim consolidated financial statements.

	2015			2014
$ millions, as at	Jul. 31			Oct. 31
	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Financial assets
Trading securities and loans	$585	$585	1.1%	$759	$759	1.5%
AFS securities	23	1,610	6.4	21	1,230	10.1
FVO securities	112	112	41.5	107	107	42.3
Derivative instruments	173	205	0.7	204	226	1.1
	$893	$2,512	2.3%	$1,091	$2,322	2.7%
Financial liabilities
Deposits and other liabilities (2)	$302	$554	22.6%	$454	$729	27.0%
Derivative instruments	254	297	0.9	270	305	1.4
	$556	$851	1.9%	$724	$1,034	2.8%
(1)	Represents percentage of Level 3 assets and liabilities in each reported category that are carried at fair value on the interim consolidated financial statements.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs. During the fourth quarter of 2014, in order to reflect the trend toward pricing market cost of funding in the valuation of uncollateralized derivatives, we amended our valuation approach through the adoption of FVA, which employs an estimated cost of funding curve as the discount rate in place of LIBOR. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future. As our FVA are considered integral to our valuation process, they are accordingly excluded from the table below that presents our fair value adjustments.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at	2015 Jul. 31	2014 Oct. 31
Securities
Market risk	$1	$2
Derivatives
Market risk	61	45
Credit risk	96	97
Administration costs	5	5
Total valuation adjustments	$163	$149

40	CIBC THIRD QUARTER 2015

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate probability of default (PD) and loss given default (LGD) parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed on page 50 of the 2014 Annual Report. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write-off in our models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed on page 49 of the 2014 Annual Report. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

For further details on the allowance for credit losses, see Note 5 to the interim consolidated financial statements.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that purchase and securitize our own assets including the Cards II Trust, Broadway Trust and Crisp Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. International Accounting Standard (IAS) 39 “Financial Instruments – Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third-parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuing involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entity indicate that there are changes to one or more of the three elements of control described above, for example, when any of the parties gains or loses decision-making power to direct relevant activities of the investee, when there is a change in the parties’ exposure or rights to variable returns from its involvement with the investee, or where there is a change in whether CIBC is deemed to be acting as a principal or an agent.

CIBC THIRD QUARTER 2015	41

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 6 to the interim consolidated financial statements.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at July 31, 2015, we had goodwill of $1,526 million (October 31, 2014: $1,450 million) and other intangible assets with an indefinite life of $142 million (October 31, 2014: $138 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In calculating the recoverable amount we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations. During the second quarter of 2014, we revised our expectations concerning the extent and timing of the recovery of economic conditions in the Caribbean region. We identified this change in expectation as an indicator of impairment and therefore estimated the recoverable amount of CIBC FirstCaribbean as at April 30, 2014 based on forecasts adjusted to reflect management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than previously forecasted, and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. We determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded our estimate of its recoverable amount and, as a result, we recognized a goodwill impairment charge of $420 million (US$383 million) during the three months ended April 30, 2014, which reduced the carrying amount of the goodwill to $344 million (US$314 million) as at April 30, 2014.

We also performed our annual impairment test as of August 1, 2014 based on an updated five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2014. The forecast continued to reflect the challenging economic conditions and an expected, but delayed, recovery in those conditions within the Caribbean region. For the impairment test performed as at August 1, 2014, we determined that the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying value. As a result, no additional impairment loss was recognized during the fourth quarter of 2014.

During the prior quarter, we observed a change in certain forward-looking assumptions which reduced the interest income projections that were reflected in the five-year forecast used in our annual impairment test. This caused us to revise our five-year forecast and re-estimate the recoverable amount of the CIBC FirstCaribbean CGU as at April 30, 2015. The recoverable amount of the CIBC FirstCaribbean CGU that was determined based on our updated five-year forecast approximated its carrying value, which is consistent with the results of our annual impairment test. As a result, we concluded that goodwill relating to CIBC FirstCaribbean was not impaired as at April 30, 2015.

A terminal growth rate of 2.5% as at April 30, 2015 (August 1, 2014: 2.5%, April 30, 2014: 2.5%) was applied to the years after the five-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 13% as at April 30, 2015 (13.97% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2014 and as at April 30, 2014). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate, (ii) an equity risk premium, (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and (iv) a country risk premium. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $135 million as at April 30, 2015. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $75 million as at April 30, 2015. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify, counteract or obfuscate the disclosed sensitivities.

Economic conditions in the Caribbean region remain challenging and we continue to monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods. As at July 31, 2015, the carrying amount of goodwill relating to CIBC FirstCaribbean was $410 million (US$314 million).

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if any portion of our deferred income tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be

42	CIBC THIRD QUARTER 2015

implemented to realize the deferred income tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our investments in foreign operations, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all the available evidence, it is probable that the recognized deferred income tax assets will be realized.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 11 to the interim consolidated financial statements.

Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2014 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $175 million as at July 31, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at July 31, 2015, consist of the significant legal matters disclosed in Note 23 to the 2014 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2014 annual consolidated financial statements:

•	Watson Credit Card Interchange Competition Act Class Action: The appeal of the decision granting class certification was heard in December 2014. In August 2015, the British Columbia Court of Appeal allowed the appeals in part, resulting in certain causes of action being struck and others being reinstated. The matter remains certified as a class action.
•	Brown Investment Advisor Overtime Class Action: The plaintiffs did not seek leave to appeal to the Supreme Court of Canada. The proposed class action was dismissed.
•	Sino-Forest Securities Fraud Class Actions: These actions were settled in the first quarter of 2015 subject to court approval. Pursuant to the proposed settlement, the underwriting syndicate would pay $33 million. In June 2015, the court declined to approve the settlement and ordered the parties to continue to negotiate to obtain the Litigation Trustee’s consent to the terms of the settlement.
•	Green Subprime Disclosure Class Action: The defendants’ appeal to the Supreme Court of Canada was heard on February 9, 2015. The court reserved its decision.
•	Credit Card Class Actions – Quebec Consumer Protection Act: The Giroux and Marcotte II proposed class actions were discontinued in January 2015.
•	Barbero v. Royal Bank of Canada, et al: In April 2015, a proposed class action was filed in the Supreme Court of British Columbia against CIBC, Royal Bank of Canada, Toronto-Dominion Bank, Bank of Montreal and Bank of Nova Scotia. The action is brought on behalf of residents of British Columbia who were charged by the defendants a monthly premium or fee for credit protection without their consent or authorization at any time. The plaintiff alleges that the defendants employ uniform, unfair, fraudulent and unlawful marketing practices to enroll customers who receive no meaningful benefit from the product. The claim seeks a refund of the premiums, charges or fees received from customers and unspecified general and punitive damages.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2014 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2014 annual consolidated financial statements.

Separate from the legal proceedings above, in 2008 and 2011, CIBC issued a limited recourse note and certificate to a vehicle administered by Cerberus Capital Management L.P. (Cerberus) to exit our interests in certain U.S. residential mortgage market CDO exposures. In the third quarter of 2015, Cerberus sent CIBC a notice of default and acceleration on the note based on their interpretation of the amounts payable under that note. We strongly disagree that there has been a default and with Cerberus’s interpretation of the amounts payable under the note.

Restructuring

During the first quarter of 2015, we recorded restructuring charges of $85 million in Corporate and Other consisting of employee severance related costs. These costs were incurred in connection with restructuring programs initiated during the quarter to align our resources to meet the changing needs of our clients and to respond to changes in our operating environment. As at July 31, 2015, the remaining provision relating to these restructuring charges was $55 million. The reduction in the provision during the six months ended July 31, 2015 relates to payments made to settle a portion of the obligation. While the amount recognized represents our best estimate as at July 31, 2015 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will ultimately be settled and the amounts actually paid, as this will depend upon individual facts and circumstances.

CIBC THIRD QUARTER 2015	43

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the 2014 annual consolidated financial statements.

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry, including, among other things, increased consumer protection, regulation of the OTC derivative markets, heightened capital, liquidity and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act impacts every financial institution in the U.S. and many financial institutions that operate outside the U.S. CIBC has devoted resources necessary to ensure that we implement the requirements in compliance with all new regulations under the Dodd-Frank Act. Effective July 21, 2015, CIBC adopted policies and procedures to implement the Volcker rule, which restricts certain proprietary trading and private equity fund activities of CIBC. CIBC continually monitors developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere. Although these reforms have increased our cost of regulatory compliance and have restricted our ability to engage in certain activities in the U.S. and elsewhere, we do not expect costs and restrictions associated with the new regulations to have a material impact on our financial results.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation, the intent of which is to discourage tax evasion by U.S. taxpayers who have placed assets in financial accounts outside of the U.S. – either directly or indirectly through foreign entities such as trusts and corporations.

Under the FATCA regulations, non-U.S. financial institutions will be required to identify and report accounts owned or controlled by U.S. taxpayers, including citizens of the U.S. worldwide (U.S. Accounts). In addition, identification and reporting will also be required on accounts of financial institutions that do not comply with FATCA regulations. The Government of Canada has signed an Intergovernmental Agreement (IGA) with the U.S., to facilitate FATCA information reporting by Canadian financial institutions. Under the provisions of the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act, Canadian financial institutions must report information on certain U.S. Accounts directly to the Canada Revenue Agency. The provisions of FATCA and the related Canadian legislation came into effect on July 1, 2014. Other countries in which CIBC operates have signed, or are in the process of negotiating and signing, IGAs with the U.S. Many Organisation for Economic Co-operation and Development (OECD) nations plan to implement automatic exchange of information agreements in respect of those countries’ tax residents, commencing as early as 2016. CIBC will meet all obligations imposed under FATCA and other tax information exchange regimes, in accordance with local law.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline BCBS’ expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have an enterprise-wide Risk Data Aggregation initiative underway to be compliant with the Principles.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2015 (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2015, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

44	CIBC THIRD QUARTER 2015

Interim consolidated financial statements

(Unaudited)

Contents

46	Consolidated balance sheet
47	Consolidated statement of income
48	Consolidated statement of comprehensive income
49	Consolidated statement of changes in equity
50	Consolidated statement of cash flows
51	Notes to the interim consolidated financial statements

51	Note 1	–	Changes in accounting policies	61	Note 8	–	Subordinated indebtedness
52	Note 2	–	Fair value measurement	62	Note 9	–	Share capital
58	Note 3	–	Significant disposition	63	Note 10	–	Post-employment benefits
58	Note 4	–	Securities	64	Note 11	–	Income taxes
59	Note 5	–	Loans	64	Note 12	–	Earnings per share
60	Note 6	–	Structured entities and derecognition of financial assets	65	Note 13	–	Contingent liabilities and provision
				66	Note 14	–	Segmented information
61	Note 7	–	Deposits	67	Note 15	–	Financial instruments – disclosures

CIBC THIRD QUARTER 2015	45

Consolidated balance sheet

Unaudited, $ millions, as at	2015 Jul. 31	2014 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$3,198	$2,694
Interest-bearing deposits with banks	16,877	10,853
Securities
Trading	47,549	47,061
Available-for-sale (AFS) (Note 4)	25,103	12,228
Designated at fair value (FVO)	270	253
	72,922	59,542
Cash collateral on securities borrowed	3,359	3,389
Securities purchased under resale agreements	27,991	33,407
Loans
Residential mortgages	165,337	157,526
Personal	36,345	35,458
Credit card	11,702	11,629
Business and government	65,738	56,075
Allowance for credit losses (Note 5)	(1,711)	(1,660)
	277,411	259,028
Other
Derivative instruments	30,030	20,680
Customers’ liability under acceptances	8,091	9,212
Land, buildings and equipment	1,867	1,797
Goodwill	1,526	1,450
Software and other intangible assets	1,135	967
Investments in equity-accounted associates and joint ventures	1,827	1,923
Deferred tax asset	585	506
Other assets	11,023	9,455
	56,084	45,990
	$457,842	$414,903
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$135,733	$130,085
Business and government	174,987	148,793
Bank	10,892	7,732
Secured borrowings	38,913	38,783
	360,525	325,393
Obligations related to securities sold short	11,397	12,999
Cash collateral on securities lent	1,567	903
Obligations related to securities sold under repurchase agreements	8,102	9,862
Other
Derivative instruments	31,883	21,841
Acceptances	8,091	9,212
Deferred tax liability	28	29
Other liabilities	11,342	10,903
	51,344	41,985
Subordinated indebtedness	3,844	4,978
Equity
Preferred shares	1,000	1,031
Common shares (Note 9)	7,800	7,782
Contributed surplus	79	75
Retained earnings	11,119	9,626
Accumulated other comprehensive income (AOCI)	871	105
Total shareholders’ equity	20,869	18,619
Non-controlling interests	194	164
Total equity	21,063	18,783
	$457,842	$414,903

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC THIRD QUARTER 2015

Consolidated statement of income

	For the three months ended			For the nine months ended
Unaudited, $ millions, except as noted	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Interest income
Loans	$2,418	$2,306	$2,389	$7,188	$7,094
Securities	380	370	397	1,139	1,225
Securities borrowed or purchased under resale agreements	69	82	82	250	238
Deposits with banks	20	14	5	53	21
	2,887	2,772	2,873	8,630	8,578
Interest expense
Deposits	728	739	821	2,310	2,495
Securities sold short	55	50	81	178	241
Securities lent or sold under repurchase agreements	29	23	36	87	92
Subordinated indebtedness	40	51	44	142	133
Other	14	14	16	41	39
	866	877	998	2,758	3,000
Net interest income	2,021	1,895	1,875	5,872	5,578
Non-interest income
Underwriting and advisory fees	106	134	150	327	316
Deposit and payment fees	216	201	221	622	638
Credit fees	136	130	124	393	355
Card fees	109	114	108	334	308
Investment management and custodial fees	211	201	181	606	491
Mutual fund fees	369	354	317	1,094	899
Insurance fees, net of claims (1)	81	91	82	258	268
Commissions on securities transactions	93	102	99	297	310
Trading loss	(10)	(7)	(42)	(25)	(53)
AFS securities gains, net	17	41	24	119	157
FVO gains (losses), net	(9)	(11)	2	(22)	(14)
Foreign exchange other than trading	29	10	10	46	43
Income from equity-accounted associates and joint ventures	43	54	98	140	191
Other	108	85	106	312	663
	1,499	1,499	1,480	4,501	4,572
Total revenue	3,520	3,394	3,355	10,373	10,150
Provision for credit losses (Note 5)	189	197	195	573	743
Non-interest expenses
Employee compensation and benefits	1,231	1,178	1,176	3,720	3,469
Occupancy costs	191	193	187	573	556
Computer, software and office equipment	330	317	304	957	881
Communications	80	84	78	246	232
Advertising and business development	70	70	70	201	207
Professional fees	65	48	43	152	140
Business and capital taxes	15	18	17	52	44
Other (1)	197	196	169	577	900
	2,179	2,104	2,044	6,478	6,429
Income before income taxes	1,152	1,093	1,116	3,322	2,978
Income taxes	174	182	195	510	574
Net income	$978	$911	$921	$2,812	$2,404
Net income (loss) attributable to non-controlling interests	$5	$4	$3	$12	$(5)
Preferred shareholders	$11	$12	$19	$36	$69
Common shareholders	962	895	899	2,764	2,340
Net income attributable to equity shareholders	$973	$907	$918	$2,800	$2,409
Earnings per share (in dollars) (Note 12)
Basic	$2.42	$2.25	$2.26	$6.96	$5.88
Diluted	2.42	2.25	2.26	6.95	5.87
Dividends per common share (in dollars)	1.09	1.06	1.00	3.18	2.94
(1)	Prior period information has been reclassified to conform to the presentation adopted in the first quarter of 2015.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2015	47

Consolidated statement of comprehensive income

	For the three months ended			For the nine months ended
Unaudited, $ millions	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Net income	$978	$911	$921	$2,812	$2,404
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	817	(514)	(48)	1,443	398
Net (gains) losses on investments in foreign operations reclassified to net income	–	(21)	–	(21)	–
Net gains (losses) on hedges of investments in foreign operations	(413)	258	26	(718)	(260)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	18	–	18	–
	404	(259)	(22)	722	138
Net change in AFS securities
Net gains (losses) on AFS securities	22	(25)	47	4	116
Net (gains) losses on AFS securities reclassified to net income	(13)	(27)	(15)	(82)	(109)
	9	(52)	32	(78)	7
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(14)	49	20	(42)	81
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	16	(34)	(21)	32	(68)
	2	15	(1)	(10)	13
OCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	221	257	(87)	134	(136)
Net fair value change of FVO liabilities attributable to changes in credit risk	2	(2)	–	(2)	–
Total OCI (1)	638	(41)	(78)	766	22
Comprehensive income	$1,616	$870	$843	$3,578	$2,426
Comprehensive income (loss) attributable to non-controlling interests	$5	$4	$3	$12	$(5)
Preferred shareholders	$11	$12	$19	$36	$69
Common shareholders	1,600	854	821	3,530	2,362
Comprehensive income attributable to equity shareholders	$1,611	$866	$840	$3,566	$2,431
(1)	Includes $5 million of gains for the quarter ended July 31, 2015 (April 30, 2015: $6 million of losses; July 31, 2014: $1 million of losses) and $10 million of gains for the nine months ended July 31, 2015 (July 31, 2014: $12 million of gains) relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended
Unaudited, $ millions	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(65)	$42	$3	$(118)	$(29)
Net (gains) losses on investments in foreign operations reclassified to net income	–	3	–	3	–
Net gains (losses) on hedges of investments in foreign operations	51	(30)	(4)	90	38
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	(6)	–	(6)	–
	(14)	9	(1)	(31)	9
Net change in AFS securities
Net gains (losses) on AFS securities	(8)	9	(37)	24	(74)
Net (gains) losses on AFS securities reclassified to net income	11	9	9	43	50
	3	18	(28)	67	(24)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	5	(18)	(7)	15	(29)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(6)	12	7	(12)	24
	(1)	(6)	–	3	(5)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(80)	(92)	32	(50)	49
Net fair value change of FVO liabilities attributable to changes in credit risk	(1)	1	–	1	–
	$(93)	$(70)	$3	$(10)	$29

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

48	CIBC THIRD QUARTER 2015

Consolidated statement of changes in equity

	For the three months ended			For the nine months ended
Unaudited, $ millions	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Preferred shares
Balance at beginning of period	$1,000	$1,031	$1,381	$1,031	$1,706
Issue of preferred shares	–	300	400	600	400
Redemption of preferred shares	–	(331)	(500)	(631)	(825)
Balance at end of period	$1,000	$1,000	$1,281	$1,000	$1,281
Common shares (Note 9)
Balance at beginning of period	$7,803	$7,793	$7,745	$7,782	$7,753
Issue of common shares	2	7	33	22	69
Purchase of common shares for cancellation	–	–	(15)	–	(60)
Treasury shares	(5)	3	(5)	(4)	(4)
Balance at end of period	$7,800	$7,803	$7,758	$7,800	$7,758
Contributed surplus
Balance at beginning of period	$77	$77	$82	$75	$82
Stock option expense	2	1	1	4	6
Stock options exercised	–	(1)	(5)	(3)	(10)
Other	–	–	–	3	–
Balance at end of period	$79	$77	$78	$79	$78
Retained earnings
Balance at beginning of period	$10,590	$10,121	$8,820	$9,626	$8,318
Net income attributable to equity shareholders	973	907	918	2,800	2,409
Dividends
Preferred	(11)	(12)	(19)	(36)	(69)
Common	(433)	(421)	(397)	(1,263)	(1,169)
Premium on purchase of common shares for cancellation	–	–	(59)	–	(226)
Other	–	(5)	(5)	(8)	(5)
Balance at end of period	$11,119	$10,590	$9,258	$11,119	$9,258
AOCI, net of tax
AOCI, net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$631	$890	$204	$313	$44
Net change in foreign currency translation adjustments	404	(259)	(22)	722	138
Balance at end of period	$1,035	$631	$182	$1,035	$182
Net gains (losses) on AFS securities
Balance at beginning of period	$171	$223	$227	$258	$252
Net change in AFS securities	9	(52)	32	(78)	7
Balance at end of period	$180	$171	$259	$180	$259
Net gains (losses) on cash flow hedges
Balance at beginning of period	$14	$(1)	$27	$26	$13
Net change in cash flow hedges	2	15	(1)	(10)	13
Balance at end of period	$16	$14	$26	$16	$26
AOCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(579)	$(836)	$(398)	$(492)	$(349)
Net change in post-employment defined benefit plans	221	257	(87)	134	(136)
Balance at end of period	$(358)	$(579)	$(485)	$(358)	$(485)
Net fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(4)	$(2)	$–	$–	$–
Net change attributable to changes in credit risk	2	(2)	–	(2)	–
Balance at end of period	$(2)	$(4)	$–	$(2)	$–
Total AOCI, net of tax	$871	$233	$(18)	$871	$(18)
Non-controlling interests
Balance at beginning of period	$178	$183	$156	$164	$175
Net income (loss) attributable to non-controlling interests	5	4	3	12	(5)
Dividends	(3)	–	(2)	(5)	(4)
Other	14	(9)	(2)	23	(11	) (1)
Balance at end of period	$194	$178	$155	$194	$155
Equity at end of period	$21,063	$19,881	$18,512	$21,063	$18,512
(1)	The quarter ended January 31, 2014 had an increase in non-controlling interests of $40 million relating to certain mutual funds that were launched and consolidated. These funds were deconsolidated in the quarter ended April 30, 2014 due to a reduction in our ownership, resulting in a decrease in non-controlling interests of $56 million.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2015	49

Consolidated statement of cash flows

	For the three months ended			For the nine months ended
Unaudited, $ millions	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$978	$911	$921	$2,812	$2,404
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	189	197	195	573	743
Amortization and impairment (1)	112	110	101	326	717
Stock option expense	2	1	1	4	6
Deferred income taxes	(17)	39	52	(50)	54
AFS securities gains, net	(17)	(41)	(24)	(119)	(157)
Net losses on disposal of land, buildings and equipment	–	1	–	2	1
Other non-cash items, net	(52)	(124)	(96)	(230)	(615)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(2,471)	(4,370)	(402)	(6,024)	(4,049)
Loans, net of repayments	(11,148)	(1,115)	(5,033)	(18,506)	(11,526)
Deposits, net of withdrawals	19,212	1,750	8,169	34,663	7,062
Obligations related to securities sold short	839	72	540	(1,602)	(524)
Accrued interest receivable	42	37	8	(17)	104
Accrued interest payable	(233)	139	(174)	(340)	(273)
Derivative assets	(3,285)	12,357	1,218	(9,330)	1,772
Derivative liabilities	1,407	(9,415)	(894)	10,019	(1,863)
Trading securities	320	(1,451)	(2,947)	(488)	(4,025)
FVO securities	(17)	22	26	(17)	26
Other FVO assets and liabilities	(80)	7	95	(94)	93
Current income taxes	194	(92)	79	110	1
Cash collateral on securities lent	(209)	571	123	664	(740)
Obligations related to securities sold under repurchase agreements	(2,209)	2,898	1,026	(1,760)	4,550
Cash collateral on securities borrowed	215	339	(347)	30	179
Securities purchased under resale agreements	10,209	(4,094)	(671)	5,416	206
Other, net	804	(652)	(1,923)	(477)	(1,500)
	14,785	(1,903)	43	15,565	(7,354)
Cash flows provided by (used in) financing activities
Redemption/repurchase/maturity of subordinated indebtedness	(10)	(1,102)	(14)	(1,130)	(14)
Issue of preferred shares	–	300	400	600	400
Redemption of preferred shares	–	(631)	(500)	(631)	(825)
Issue of common shares for cash	2	6	28	19	59
Purchase of common shares for cancellation	–	–	(74)	–	(286)
Net proceeds from treasury shares	(5)	3	(5)	(4)	(4)
Dividends paid	(444)	(433)	(416)	(1,299)	(1,238)
Share issuance costs	–	(5)	(5)	(8)	(5)
	(457)	(1,862)	(586)	(2,453)	(1,913)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(17,517)	(2,337)	(6,222)	(25,436)	(20,883)
Proceeds from sale of AFS securities	954	4,882	2,030	7,814	17,355
Proceeds from maturity of AFS securities	2,044	1,464	4,942	4,713	10,241
Net cash used in acquisitions	–	–	(46)	–	(190)
Net cash provided by dispositions	–	185	–	185	3,611
Net purchase of land, buildings and equipment	(59)	(42)	(51)	(165)	(151)
	(14,578)	4,152	653	(12,889)	9,983
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	135	(83)	(8)	281	48
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(115)	304	102	504	764
Cash and non-interest-bearing deposits with banks at beginning of period	3,313	3,009	2,873	2,694	2,211
Cash and non-interest-bearing deposits with banks at end of period (2)	$3,198	$3,313	$2,975	$3,198	$2,975
Cash interest paid	$1,101	$736	$1,172	$3,098	$3,273
Cash income taxes paid	(3)	235	64	450	519
Cash interest and dividends received	2,929	2,809	2,881	8,613	8,682
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balances of $414 million (April 30, 2015: $384 million; July 31, 2014: $282 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

50	CIBC THIRD QUARTER 2015

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act, which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2014, except as noted.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 26, 2015.

In the first quarter of 2015, we reclassified certain amounts relating to our insurance business within Retail and Business Banking from non-interest expenses to non-interest income. There was no impact on consolidated net income due to this reclassification.

1.	Changes in accounting policies

(a)	Changes in accounting standards

Effective November 1, 2014, CIBC adopted new and amended accounting pronouncements as described below:

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” – The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments are required to be applied retrospectively. The adoption of the amendments to IAS 32 did not impact our consolidated financial statements.

International Financial Reporting Interpretations Committee (IFRIC) 21 “Levies” – The interpretation clarifies the timing of the recognition of the liability to pay a levy, which is an outflow of resources embodying economic benefits (other than income taxes, fines and penalties) that are imposed by governments on entities in accordance with legislation. The interpretation concludes that if the occurrence of the obligating event, as identified by the legislation, is at a point in time, then the recognition of the liability shall be at that point in time. Otherwise, if the obligating event occurs over a period of time, the expense shall be recognized progressively over that period of time. IFRIC 21 is required to be applied retrospectively. The adoption of IFRIC 21 did not impact our consolidated financial statements.

Effective November 1, 2014, we adopted the “own credit” provisions of IFRS 9 “Financial Instruments”, which requires that changes in the fair value of FVO liabilities attributable to changes in own credit risk be presented in OCI. Previously under IAS 39 “Financial Instruments: Recognition and Measurement”, all fair value changes in these liabilities, including changes in own credit risk, were recognized in net income. We did not apply the provision retroactively as the amounts were not significant.

(b)	Future accounting policy changes

We are currently evaluating the impact of adopting the standards listed below that are not effective for us until after fiscal 2015:

IFRS 15 “Revenue from Contracts with Customers” – Issued in May 2014, IFRS 15 replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. The original effective date for us would have been November 1, 2017. However, in July 2015, the IASB decided to defer the effective date by one year. The new guidance includes a five-step recognition and measurement approach, requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 9 “Financial Instruments” – Issued in July 2014, IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard early. In January 2015, OSFI issued a final advisory that requires Canadian banks with October 31 year ends to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than mandatorily required by the IASB.

IFRS 9 provides a new approach for the classification of financial assets, which shall be based on the cash flow characteristics of the asset and the business model of the portfolio in which the asset is held. IFRS 9 also introduces an expected loss impairment model that is applied to all financial instruments held at amortized cost or fair value through OCI. Under the expected loss model, entities are required to recognize 12-month expected credit losses from the date a financial instrument is first recognized and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Hedge accounting guidance has been changed to better align the accounting with risk management activities.

CIBC THIRD QUARTER 2015	51

2.	Fair value measurement

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2015 Jul. 31	2014 Oct. 31	2015 Jul. 31	2014 Oct. 31	2015 Jul. 31	2014 Oct. 31	2015 Jul. 31	2014 Oct. 31
Financial assets
Deposits with banks	$–	$–	$184	$8	$–	$–	184	$8
Trading securities
Government issued or guaranteed	2,167	2,189	7,664	7,473	–	–	9,831	9,662
Corporate equity	32,377	30,585	985	2,500	–	–	33,362	33,085
Corporate debt	–	–	2,752	2,751	–	–	2,752	2,751
Mortgage- and asset-backed	–	–	1,019	804	585	759	1,604	1,563
	34,544	32,774	12,420	13,528	585	759	47,549	47,061
Trading loans
Business and government	–	–	7,594	4,900	–	–	7,594	4,900
AFS securities
Government issued or guaranteed	7,341	772	8,408	6,287	–	–	15,749	7,059
Corporate equity	18	30	–	–	460	600	478	630
Corporate debt	–	–	3,916	1,454	7	8	3,923	1,462
Mortgage- and asset-backed	–	–	3,810	2,455	1,143	622	4,953	3,077
	7,359	802	16,134	10,196	1,610	1,230	25,103	12,228
FVO securities
Government issued or guaranteed	–	–	59	49	–	–	59	49
Corporate debt	–	–	99	97	–	–	99	97
Asset-backed	–	–	–	–	112	107	112	107
	–	–	158	146	112	107	270	253
Derivative instruments
Interest rate	–	5	13,075	10,968	30	21	13,105	10,994
Foreign exchange	–	–	14,429	7,822	–	–	14,429	7,822
Credit	–	–	9	193	173	204	182	397
Equity	274	320	417	398	2	1	693	719
Precious metal	21	80	40	16	–	–	61	96
Other commodity	440	214	1,120	438	–	–	1,560	652
	735	619	29,090	19,835	205	226	30,030	20,680
Total financial assets	$42,638	$34,195	$65,580	$48,613	$2,512	$2,322	$110,730	$85,130
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(1,899)	$(1,967)	$(554)	$(729)	$(2,453)	$(2,696)
Obligations related to securities sold short	(5,906)	(5,763)	(5,491)	(7,236)	–	–	(11,397)	(12,999)
	(5,906)	(5,763)	(7,390)	(9,203)	(554)	(729)	(13,850)	(15,695)
Derivative instruments
Interest rate	–	(4)	(12,921)	(10,619)	(30)	(21)	(12,951)	(10,644)
Foreign exchange	–	–	(14,876)	(7,736)	–	–	(14,876)	(7,736)
Credit	–	–	(28)	(232)	(254)	(270)	(282)	(502)
Equity	(313)	(291)	(625)	(1,453)	(13)	(14)	(951)	(1,758)
Precious metal	(144)	(113)	(51)	(18)	–	–	(195)	(131)
Other commodity	(232)	(170)	(2,396)	(900)	–	–	(2,628)	(1,070)
	(689)	(578)	(30,897)	(20,958)	(297)	(305)	(31,883)	(21,841)
Total financial liabilities	$(6,595)	$(6,341)	$(38,287)	$(30,161)	$(851)	$(1,034)	$(45,733)	$(37,536)
(1)	Comprises FVO deposits of $1,964 million (October 31, 2014: $2,057 million), bifurcated embedded derivatives of $303 million (October 31, 2014: $512 million), FVO other liabilities of $3 million (October 31, 2014: $7 million), and other financial liabilities measured at fair value of $183 million (October 31, 2014: $120 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of a quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended July 31, 2015, we transferred $234 million of trading securities and $1.4 billion of securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities, and $363 million of trading securities and $561 million of securities sold short from Level 2 to Level 1 due to increased observability in the inputs used to value these securities (for the quarter ended April 30, 2015, $43 million of trading securities and $1.2 billion of securities sold short were transferred from Level 1 to Level 2; for the quarter ended July 31, 2014, $29 million of trading securities and $160 million of securities sold short were transferred from Level 1 to Level 2). In addition, $1 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2 during the quarter, as there has been a change in the observability of one or more inputs that significantly impact their fair value (for the quarter ended April 30, 2015, $15 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2; for the quarter ended July 31, 2014, $3 million of embedded derivatives and $45 million of derivative liabilities were transferred from Level 3 to Level 2).

52	CIBC THIRD QUARTER 2015

A net gain of $36 million was recognized in the interim consolidated statement of income for the three months ended July 31, 2015, on the financial instruments for which fair value was estimated using valuation techniques requiring non-observable market parameters (net loss of $16 million for the three months ended April 30, 2015 and a net gain of $12 million for the three months ended July 31, 2014) and a net gain of $44 million for the nine months ended July 31, 2015 (net gain of $54 million for the nine months ended July 31, 2014).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Jul. 31, 2015
Trading securities
Mortgage- and asset-backed	$741	$90	$22	$–	$–	$–	$–	$–	$–	$(268)	$585
AFS securities
Corporate equity	443	13	(1)	21	–	–	4	–	(20)	–	460
Corporate debt	11	–	1	(3)	–	–	–	–	(2)	–	7
Mortgage- and asset-backed	530	–	–	5	–	–	666	–	–	(58)	1,143
FVO securities
Asset-backed	104	–	9	–	–	–	–	–	–	(1)	112
Derivative instruments
Interest rate	28	–	2	–	–	–	–	–	–	–	30
Credit	172	–	2	–	–	–	–	–	–	(1)	173
Equity	2	–	–	–	–	–	–	–	–	–	2
Total assets	$2,031	$103	$35	$23	$–	$–	$670	$–	$(22)	$(328)	$2,512
Deposits and other liabilities (3)	$(732)	$(94)	$(1)	$–	$–	$1	$–	$(6)	$2	$276	$(554)
Derivative instruments
Interest rate	(28)	–	(2)	–	–	–	–	–	–	–	(30)
Credit	(249)	–	(5)	–	–	–	–	–	–	–	(254)
Equity	(13)	–	–	–	–	–	–	–	–	–	(13)
Total liabilities	$(1,022)	$(94)	$(8)	$–	$–	$1	$–	$(6)	$2	$276	$(851)
Apr. 30, 2015
Trading securities
Mortgage- and asset-backed	$778	$–	$(24)	$–	$–	$–	$–	$–	$–	$(13)	$741
AFS securities
Corporate equity	468	–	–	(16)	–	–	9	–	(18)	–	443
Corporate debt	11	–	–	–	–	–	–	–	–	–	11
Mortgage- and asset-backed	550	–	–	(2)	–	–	37	–	–	(55)	530
FVO securities
Asset-backed	116	–	(6)	–	–	–	–	–	–	(6)	104
Derivative instruments
Interest rate	32	1	(4)	–	–	–	–	–	–	(1)	28
Credit	196	–	(23)	–	–	–	–	–	–	(1)	172
Equity	1	–	1	–	–	–	–	–	–	–	2
Total assets	$2,152	$1	$(56)	$(18)	$–	$–	$46	$–	$(18)	$(76)	$2,031
Deposits and other liabilities (3)	$(774)	$(8)	$21	$–	$–	$15	$–	$(17)	$18	$13	$(732)
Derivative instruments
Interest rate	(32)	(1)	4	–	–	–	–	–	–	1	(28)
Credit	(276)	–	24	–	–	–	–	–	–	3	(249)
Equity	(12)	–	(1)	–	–	–	–	–	–	–	(13)
Total liabilities	$(1,094)	$(9)	$48	$–	$–	$15	$–	$(17)	$18	$17	$(1,022)
Jul. 31, 2014
Trading securities
Mortgage- and asset-backed	$827	$20	$22	$–	$–	$–	$–	$–	$(50)	$(33)	$786
AFS securities
Corporate equity	625	13	–	64	–	–	7	–	(116)	–	593
Corporate debt	16	4	–	(3)	–	–	–	–	(9)	–	8
Mortgage- and asset-backed	185	–	–	–	–	–	–	–	–	(51)	134
FVO securities
Asset-backed	136	3	1	–	–	–	–	–	–	(27)	113
Derivative instruments
Interest rate	43	1	(2)	–	–	(22)	–	–	–	(1)	19
Credit	242	(9)	(14)	–	–	–	–	–	–	(6)	213
Equity	6	–	–	–	–	(5)	–	–	–	–	1
Total assets	$2,080	$32	$7	$61	$–	$(27)	$7	$–	$(175)	$(118)	$1,867
Deposits and other liabilities (3)	$(834)	$24	$(64)	$–	$(3)	$45	$–	$(15)	$–	$101	$(746)
Derivative instruments
Interest rate	(47)	(1)	2	–	–	22	–	–	–	1	(23)
Credit	(350)	2	10	–	–	–	–	–	–	59	(279)
Equity	(22)	–	–	–	–	9	–	–	–	–	(13)
Total liabilities	$(1,253)	$25	$(52)	$–	$(3)	$76	$–	$(15)	$–	$161	$(1,061)
(1)	Includes foreign currency gains and losses related to AFS debt securities.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $364 million (April 30, 2015: $516 million; July 31, 2014: $515 million) and bifurcated embedded derivatives of $190 million (April 30, 2015: $216 million; July 31, 2014: $231 million).

CIBC THIRD QUARTER 2015	53

		Net gains (losses) included in income
$ millions, for the nine months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Jul. 31, 2015
Trading securities
Mortgage- and asset-backed	$759	$95	$56	$–	$–	$–	$–	$–	$–	$(325)	$585
AFS securities
Corporate equity	600	48	(3)	(69)	–	–	49	–	(165)	–	460
Corporate debt	8	–	2	(2)	3	–	–	–	(4)	–	7
Mortgage- and asset-backed	622	–	–	8	–	–	734	–	–	(221)	1,143
FVO securities
Asset-backed	107	1	17	–	–	–	–	–	–	(13)	112
Derivative instruments
Interest rate	21	1	9	–	–	–	–	–	–	(1)	30
Credit	204	(25)	(2)	–	–	–	–	–	–	(4)	173
Equity	1	–	1	–	–	–	–	–	–	–	2
Total assets	$2,322	$120	$80	$(63)	$3	$–	$783	$–	$(169)	$(564)	$2,512
Deposits and other liabilities (3)	$(729)	$(105)	$(47)	$–	$–	$24	$–	$(39)	$39	$303	$(554)
Derivative instruments
Interest rate	(21)	(1)	(9)	–	–	–	–	–	–	1	(30)
Credit	(270)	25	(16)	–	–	–	–	–	–	7	(254)
Equity	(14)	–	(3)	–	–	–	(1)	–	1	4	(13)
Total liabilities	$(1,034)	$(81)	$(75)	$–	$–	$24	$(1)	$(39)	$40	$315	$(851)
Jul. 31, 2014
Trading securities
Mortgage- and asset-backed	$837	$163	$129	$–	$–	$–	$–	$–	$(50)	$(293)	$786
Trading loans
Business and government	–	–	–	–	–	–	28	–	(28)	–	–
AFS securities
Corporate equity	618	55	(2)	93	–	(13)	29	–	(187)	–	593
Corporate debt	9	4	1	(2)	–	–	5	–	(9)	–	8
Mortgage- and asset-backed	286	–	–	(1)	–	–	–	–	–	(151)	134
FVO securities
Asset-backed	147	6	9	–	–	–	–	–	–	(49)	113
Derivative instruments
Interest rate	46	7	(4)	–	–	(22)	–	–	–	(8)	19
Credit	294	(29)	(24)	–	–	–	–	–	–	(28)	213
Equity	1	–	–	–	–	(5)	5	–	–	–	1
Total assets	$2,238	$206	$109	$90	$–	$(40)	$67	$–	$(274)	$(529)	$1,867
Deposits and other liabilities (3)	$(737)	$10	$(295)	$–	$(3)	$51	$–	$(69)	$1	$296	$(746)
Derivative instruments
Interest rate	(48)	(7)	3	–	–	22	–	–	–	7	(23)
Credit	(413)	8	24	–	–	–	–	–	–	102	(279)
Equity	(13)	–	(4)	–	–	14	(2)	(8)	–	–	(13)
Total liabilities	$(1,211)	$11	$(272)	$–	$(3)	$87	$(2)	$(77)	$1	$405	$(1,061)
(1)	Includes foreign currency gains and losses related to AFS debt securities.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $364 million (July 31, 2014: $515 million) and bifurcated embedded derivatives of $190 million (July 31, 2014: $231 million).

54	CIBC THIRD QUARTER 2015

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

	2015 Jul. 31					Range of inputs
$ millions, as at		Valuation techniques		Key non-observable inputs		Low	High
Trading securities
Mortgage- and asset-backed	$585	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	96.8%
AFS securities
Corporate equity
Limited partnerships	285	Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies and restricted stock	175	Valuation multiple		Earnings multiple		3.4	11.2
				Revenue multiple		0.8	4.0
		Discounted cash flow		Discount rate		9.2%	30.0%
Corporate debt	7	Discounted cash flow		Discount rate		30.0%	30.0%
Mortgage- and asset-backed	1,143	Discounted cash flow		Credit spread		0.6%	1.3%
				Prepayment rate		26.9%	41.1%
FVO securities
Asset-backed	112	Market proxy or direct broker quote		Market proxy or direct broker quote		76.0%	87.0%
Derivative instruments
Interest rate	30	Proprietary model	(2)	n/a		n/a	n/a
Credit	173 (3)	Market proxy or direct broker quote		Market proxy or direct broker quote		30.2%	99.8%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread	(4)	0.0%	1.3%
Equity	2	Option model		Market volatility		13.4%	13.4%
Total assets	$2,512
Deposits and other liabilities	$(554)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	86.6%
		Option model		Market volatility		9.2%	45.7%
				Market correlation		(48.7)%	100.0%
Derivative instruments
Interest rate	(30)	Proprietary model	(2)	n/a		n/a	n/a
Credit	(254)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.7%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread		0.0%	1.3%
Equity	(13)	Option model		Market correlation		(36.8)%	93.6%
Total liabilities	$(851)
(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of credit valuation adjustment (CVA) reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 71%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

CIBC THIRD QUARTER 2015	55

	2014 Oct. 31					Range of inputs
$ millions, as at		Valuation techniques		Key non-observable inputs		Low	High
Trading securities
Mortgage- and asset-backed	$759	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.5%
AFS securities
Corporate equity
Limited partnerships	289	Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies and restricted stock	311	Valuation multiple		Earnings multiple		6.4	15.5
				Revenue multiple		2.9	3.5
		Discounted cash flow		Discount rate		7.6%	30.0%
		Option model		Market volatility		55.6%	63.0%
Corporate debt	8	Discounted cash flow		Discount rate		30.0%	30.0%
Mortgage- and asset-backed	622	Discounted cash flow		Credit spread		0.4%	1.1%
				Prepayment rate		12.7%	32.4%
FVO securities
Asset-backed	107	Market proxy or direct broker quote		Market proxy or direct broker quote		75.0%	85.0%
Derivative instruments
Interest rate	21	Proprietary model	(2)	n/a		n/a	n/a
Credit	204 (3)	Market proxy or direct broker quote		Market proxy or direct broker quote		29.9%	99.8%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread	(4)	0.0%	1.2%
Equity	1	Option model		Market volatility		13.4%	13.4%
Total assets	$2,322
Deposits and other liabilities	$(729)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	86.0%
		Option model		Market volatility		9.7%	37.1%
				Market correlation		(52.8)%	100.0%
Derivative instruments
Interest rate	(21)	Proprietary model	(2)	n/a		n/a	n/a
Credit	(270)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.6%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread		0.0%	1.2%
Equity	(14)	Option model		Market volatility		28.8%	30.1%
				Market correlation		(48.5)%	93.3%
Total liabilities	$(1,034)
(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of CVA reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 71%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the inter-relationships between those inputs and the sensitivity of fair value to changes in those inputs. We performed our Level 3 sensitivity analysis on an individual instrument basis, except for instruments managed within our structured credit run-off business, for which we performed the sensitivity analysis on a portfolio basis to reflect the manner in which those financial instruments are managed.

Within our structured credit run-off business, our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, collateralized loan obligations (CLOs), corporate debt and other securities and loans. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this sensitivity analysis. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, FVO structured note liability within deposits and derivatives. These fair values are generally derived from and are sensitive to non-observable inputs, including indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates and credit spreads. Indicative broker quotes are derived from proxy pricing in an inactive market or from the brokers’ internal valuation models. These quotes are used to value our trading and FVO securities, FVO structured note liability and derivatives. A significant increase in the indicative broker prices or quotes would result in an increase in the fair value of our Level 3 securities and note liability but a decrease in the fair value of our credit derivatives. The fair value of our credit derivatives referencing CLO assets is also impacted by other key non-observable inputs, including:

•	Prepayment rates – which are a measure of the future expected repayment of a loan by a borrower in advance of the scheduled due date. Prepayment rates are driven by consumer behaviour, economic conditions and other factors. A significant increase in prepayment rates of the underlying loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in our Level 3 credit derivatives.
•	Recovery rates – which are an estimate of the amount that will be recovered following a default by a borrower. Recovery rates are expressed as one minus a loss given default rate. Hence, a significant increase in the recovery rate of the underlying defaulted loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives.
•	Credit spreads – which are the premium over a benchmark interest rate in the market to reflect a lower credit quality of a financial instrument and form part of the discount rates used in a discounted cash flow model. A significant increase in the credit spread, which raises the discount rate applied to future cash flows of the referenced CLO assets, would result in a decrease in the fair value of referenced CLO assets and an increase in the fair value of our Level 3 credit derivatives.

56	CIBC THIRD QUARTER 2015

•	Default rates or probabilities of default – which are the likelihood of a borrower’s inability to repay its obligations as they become contractually due. A significant increase in the default rate of the underlying loan collateral of the referenced CLO assets, up to a certain reasonably possible level, would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives. This impact is due to accelerated principal repayments from the defaulted underlying loan collateral and the subordination structure of the referenced CLO assets. In general, higher default rates have a positive correlation with credit spreads, but a negative correlation with recovery rates and prepayment rates, with the respective impact on fair value as described above.

The fair value of the credit derivatives is also sensitive to CVA for counterparty risk on the credit derivative counterparty.

The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates and credit spreads noted above to reasonably possible alternatives would increase the net fair value by up to $4 million (October 31, 2014: $31 million) or decrease the net fair value by up to $4 million (October 31, 2014: $29 million) in respect of financial instruments carried at fair value in our structured credit run-off business. Changes in fair value of a Level 3 FVO structured note liability and the Level 3 positions that the note hedges have no impact on this sensitivity analysis because reasonably possible changes in fair value are expected to be largely offsetting.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earnings or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company-specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. A significant increase in earnings multiples or revenue multiples generally results in an increase in the fair value of our investments in private companies. The fair value of the restricted stock takes into account the valuation reserves pertaining to security-specific restrictions. The security-specific restrictions are determined based on the Black-Scholes option model which incorporates implied volatility as a key non-observable input. A significant increase in implied volatility generally results in an increase in the valuation reserve, and therefore, a decrease in the fair value of the restricted stock. By adjusting the multiples and implied volatility within a reasonably possible range, the aggregate fair value for our investments in private companies would increase by $32 million (October 31, 2014: $45 million) or decrease by $19 million (October 31, 2014: $26 million).

The fair value of our limited partnerships (LPs) is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the net asset value, and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our LPs would increase or decrease by $20 million (October 31, 2014: $17 million).

The fair value of our asset-backed securities (ABS) is determined based on non-observable credit spreads and assumptions concerning the repayment of receivables underlying these ABS. The fair value of our ABS is sensitive to changes in the credit spreads and prepayment assumptions. A significant increase in credit spreads generally results in a decrease in the fair value of our Level 3 ABS and a significant increase in prepayment rates could result in an increase or a decrease in the fair value of our Level 3 ABS. The impact of adjusting the non-observable inputs within a reasonably possible range would be insignificant.

Our bifurcated embedded derivatives are recorded within deposits and other liabilities. The determination of the fair value of certain bifurcated embedded derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These embedded derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options which are inherent in many of our embedded derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 embedded derivative liabilities. Correlation inputs are used to value those embedded derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the inter-relationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 embedded derivative liabilities. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our embedded derivative liabilities would increase or decrease by $12 million (October 31, 2014: $9 million).

Fair value option

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities in which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between the fair value changes of the FVO liabilities during the period calculated based on a discount curve adjusted for our own credit and the fair value changes during the period due to changes in market conditions. The pre-tax impact of changes in CIBC’s own credit risk on our FVO liabilities were gains of $3 million and losses of $3 million for the three months and nine months ended July 31, 2015, respectively, and losses of $3 million cumulatively (losses of $3 million for the three months ended April 30, 2015).

CIBC THIRD QUARTER 2015	57

3.	Significant disposition

Sale of equity investment

On April 30, 2015, CIBC sold its equity investment in The Bank of N.T. Butterfield & Son Limited, which was accounted for as an associate within Corporate and Other, for an amount, net of associated expenses, that approximated its carrying value.

4.	Securities

Fair value of AFS securities

$ millions, as at	2015 Jul. 31				2014 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$1,841	$4	$(2)	$1,843	$2,026	$5	$–	$2,031
Other Canadian governments	978	18	(2)	994	2,391	15	–	2,406
U.S. Treasury and agencies	10,711	2	(1)	10,712	781	1	–	782
Other foreign governments	2,195	14	(9)	2,200	1,834	13	(7)	1,840
Mortgage-backed securities (MBS)	3,289	17	–	3,306	2,186	7	(1)	2,192
Asset-backed securities	1,638	9	–	1,647	883	2	–	885
Corporate public debt	3,920	5	(9)	3,916	1,444	22	(12)	1,454
Corporate private debt	5	2	–	7	6	2	–	8
Corporate public equity (1)	9	10	–	19	17	157	–	174
Corporate private equity	271	192	(4)	459	261	195	–	456
	$24,857	$273	$(27)	$25,103	$11,829	$419	$(20)	$12,228
(1)	Includes restricted stock.

As at July 31, 2015, the amortized cost of 151 AFS securities that are in a gross unrealized loss position (October 31, 2014: 88 securities) exceeded their fair value by $27 million (October 31, 2014: $20 million). The securities that have been in a gross unrealized loss position for more than a year include 23 AFS securities (October 31, 2014: 30 securities) with a gross unrealized loss of $15 million (October 31, 2014: $17 million). We have determined that these AFS securities were not impaired.

In 2008, we reclassified certain trading assets to loans and receivables and AFS. As at July 31, 2015 and October 31, 2014, the carrying value of these reclassified assets approximated the fair value. The carrying value of the securities reclassified to AFS was not significant.

58	CIBC THIRD QUARTER 2015

5.	Loans

Allowance for credit losses

	As at or for the three months ended					As at or for the nine months ended
$ millions			2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance	Total allowance	Total allowance
Balance at beginning of period	$366	$1,413	$1,779	$1,817	$1,789	$1,736	$1,758
Provision for credit losses	6	183	189	197	195	573	743
Write-offs	(50)	(217)	(267)	(241)	(248)	(729)	(773)
Recoveries	1	48	49	48	46	144	146
Interest income on impaired loans	(1)	(5)	(6)	(6)	(7)	(18)	(24)
Foreign exchange and other	26	31	57	(36)	(6)	95	(81	) (1)
Balance at end of period	$348	$1,453	$1,801	$1,779	$1,769	$1,801	$1,769
Comprises:
Loans	$348	$1,363	$1,711	$1,689	$1,703	$1,711	$1,703
Undrawn credit facilities (2)	–	90	90	90	66	90	66
(1)	Includes a release of $81 million of collective allowance for credit losses resulting from the sale of approximately 50% of our Aerogold VISA portfolio to The Toronto-Dominion Bank which was recognized as part of the net gain on sale.
(2)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at	2015 Jul. 31				2014 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$603	$1	$194	$408	$366
Personal	189	7	139	43	61
Business and government	687	340	10	337	363
Total impaired loans (2)	$1,479	$348	$343	$788	$790
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,110 million (October 31, 2014: $1,092 million) on balances and commitments which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended July 31, 2015 totalled $1,494 million (for the quarter ended October 31, 2014: $1,479 million).

Contractually past due loans but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at	2015 Jul. 31				2014 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$2,076	$711	$214	$3,001	$2,657
Personal	520	105	18	643	618
Credit card	480	131	75	686	723
Business and government	160	117	19	296	256
	$3,236	$1,064	$326	$4,626	$4,254

CIBC THIRD QUARTER 2015	59

6.	Structured entities and derecognition of financial assets

Structured entities

Structured Entities (SEs) are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Details of our consolidated and non-consolidated SEs are provided on pages 122 to 124 of the 2014 Annual Report.

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at July 31, 2015, our structured program had issued covered bond liabilities of $4.3 billion with a fair value of $4.3 billion (October 31, 2014: $10.7 billion with a fair value of $10.8 billion) and our legislative program had issued covered bond liabilities of $7.7 billion with a fair value of $7.7 billion (October 31, 2014: $1.9 billion with a fair value of $1.9 billion). The covered bond liabilities are supported by a contractually determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

With respect to Cards II Trust as at July 31, 2015, $4.0 billion of credit card receivable assets with a fair value of $4.0 billion (October 31, 2014: $3.3 billion with a fair value of $3.3 billion) supported associated funding liabilities of $4.0 billion with a fair value of $4.0 billion (October 31, 2014: $3.3 billion with a fair value of $3.3 billion).

As at July 31, 2015, there were $4.2 billion (October 31, 2014: $3.1 billion) of total assets in our non-consolidated single-seller conduit and multi-seller conduits.

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at July 31, 2015	Single-seller and multi-seller conduits		Third-party structured vehicles- continuing (1)	Pass-through investment structures	Commercial mortgage securitization trust	CIBC Capital Trust	CIBC- managed investment funds	CIBC structured CDO vehicles	Third-party structured vehicles- run-off
On-balance sheet assets at carrying value (2)
Trading securities	$302		$366	$676	$12	$2	$–	$7	$579
AFS securities	–		1,992	–	–	–	–	3	–
FVO securities	–		–	–	–	–	–	–	112
Loans	91		681	–	–	–	–	–	972
Investments in equity-accounted associates and joint ventures	–		6	–	–	5	–	–	–
Derivatives (3)	–		–	4	–	–	–	–	–
	$393		$3,045	$680	$12	$7	$–	$10	$1,663
October 31, 2014	$85		$2,372	$2,030	$10	$7	$20	$28	$2,436
On-balance sheet liabilities at carrying value (2)
Deposits	$–		$–	$–	$–	$1,686	$–	$–	$–
Derivatives (3)	–		–	112	–	–	–	1	221
	$–		$–	$112	$–	$1,686	$–	$1	$221
October 31, 2014	$–		$–	$228	$–	$1,651	$–	$3	$238
Maximum exposure to loss, net of hedges Investments and loans	$393		$3,045	$676	$12	$7	$–	$10	$1,663
Notional of written derivatives, less fair value losses	–		–	–	–	–	–	24	791
Liquidity, credit facilities and commitments	3,455	(4)	1,188	–	–	75	–	27	57
Less: hedges of investments, loans and written derivatives exposure	–		–	(676)	–	–	–	–	(1,928)
	$3,848		$4,233	$–	$12	$82	$–	$61	$583
October 31, 2014	$2,793		$3,205	$–	$10	$79	$20	$84	$725
(1)	Includes interests in third-party LPs.
(2)	Excludes SEs established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association.
(3)	Comprises written credit default swaps and total return swaps under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(4)	Excludes an additional $1.2 billion (October 31, 2014: $1.3 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.

60	CIBC THIRD QUARTER 2015

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 124 of the 2014 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2015 Jul. 31		2014 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$21,720	$21,876	$22,048	$22,083
Securities held by counterparties as collateral under repurchase agreements (2)(3)	1,624	1,624	2,033	2,033
Securities lent for securities collateral (2)(3)	18,414	18,414	14,966	14,966
	$41,758	$41,914	$39,047	$39,082
Carrying amount of associated liabilities (4)	$42,951	$43,279	$39,901	$40,176
(1)	Includes $1.8 billion (October 31, 2014: $1.3 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $830 million (October 31, 2014: $817 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $31.2 billion of mortgages that were not transferred to external parties with a fair value of $31.4 billion (October 31, 2014: $33.1 billion with a fair value of $33.1 billion).

7.	Deposits(1)(2)

$ millions, as at				2015 Jul. 31	2014 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total	Total
Personal	$10,453	$84,750	$40,530	$135,733	$130,085
Business and government (6)	38,882	27,565	108,540	174,987	148,793
Bank	2,072	119	8,701	10,892	7,732
Secured borrowings (7)	–	–	38,913	38,913	38,783
	$51,407	$112,434	$196,684	$360,525	$325,393
Comprised of:
Held at amortized cost				$358,561	$323,336
Designated at fair value				1,964	2,057
				$360,525	$325,393
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$40,890	$38,624
In foreign offices				3,633	2,907
Interest-bearing deposits
In domestic offices				246,180	235,328
In foreign offices				64,964	47,914
U.S. federal funds purchased				4,858	620
				$360,525	$325,393
(1)	Includes deposits of $102.1 billion (October 31, 2014: $78.1 billion) denominated in U.S. dollars and deposits of $12.1 billion (October 31, 2014: $9.3 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $2,186 million (October 31, 2014: $1,957 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1,686 million (October 31, 2014: $1,651 million) of Notes issued to CIBC Capital Trust.
(7)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

8.	Subordinated indebtedness

On June 23, 2015, we purchased and cancelled $15 million (US$12 million) of our Floating Rate Debenture Notes Due 2084.

On April 30, 2015, we redeemed all $1.1 billion of our 4.11% Debentures (subordinated indebtedness) due April 30, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

On January 14, 2015, we purchased and cancelled $25 million (US$21 million) of our Floating Rate Debenture Notes Due 2084.

CIBC THIRD QUARTER 2015	61

9.	Share capital

Common shares

	For the three months ended						For the nine months ended
$ millions, except number of shares	2015 Jul. 31		2015 Apr. 30		2014 Jul. 31		2015 Jul. 31		2014 Jul. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	397,262,116	$7,803	397,141,661	$7,793	397,375,316	$7,745	397,021,477	$7,782	399,249,736	$7,753
Issuance pursuant to:
Stock option plans	27,023	2	88,831	7	407,845	33	259,255	22	856,625	69
	397,289,139	$7,805	397,230,492	$7,800	397,783,161	$7,778	397,280,732	$7,804	400,106,361	$7,822
Purchase of common shares for cancellation	–	–	–	–	(759,500)	(15)	–	–	(3,089,200)	(60)
Treasury shares	(54,934)	(5)	31,624	3	(50,000)	(5)	(46,527)	(4)	(43,500)	(4)
Balance at end of period	397,234,205	$7,800	397,262,116	$7,803	396,973,661	$7,758	397,234,205	$7,800	396,973,661	$7,758

Normal course issuer bid

On September 16, 2014, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. No common shares have been purchased under this bid.

We intend to seek Toronto Stock Exchange approval for a new NCIB that would permit us to purchase for cancellation up to a maximum of 8 million, or approximately 2% of our outstanding common shares, over the next 12 months.

Preferred shares

Redemptions

On April 30, 2015, we redeemed all 13,232,342 Class A Preferred Shares Series 29 with a par value and redemption price of $25.00 per share for cash.

On January 31, 2015, we redeemed all of our 12 million Class A Preferred Shares Series 27 with a par value and redemption price of $25.00 per share for cash.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC)

On March 11, 2015, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of July 31, 2020, the Series 43 shares pay quarterly cash dividends, if declared, at a rate of 3.60%. On July 31, 2020, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2020 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2025 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

On December 16, 2014, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

Series 41, Series 42, Series 43 and Series 44 shares are subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a “Trigger Event” as described in the capital adequacy guidelines. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 41 and Series 43 shares as equity.

62	CIBC THIRD QUARTER 2015

Regulatory capital and Basel III leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at	2015 Jul. 31	2014 Oct. 31
Transitional basis
Common Equity Tier 1 (CET1) capital	$18,878	$17,496
Tier 1 capital	A	20,416	18,720
Total capital	24,273	23,281
Risk-weighted assets (RWA)	161,845	155,148
CET1 ratio	11.7%	11.3%
Tier 1 capital ratio	12.6%	12.1%
Total capital ratio	15.0%	15.0%
Leverage ratio exposure	B	$494,297	n/a
Leverage ratio	A/B	4.1%	n/a
Assets-to-capital multiple	n/a	17.7	x
All-in basis
CET1 capital	$16,588	$14,607
Tier 1 capital	C	19,284	17,300
Total capital	23,173	21,989
CET1 capital RWA	153,889	141,250
Tier 1 capital RWA	154,176	141,446
Total capital RWA	154,422	141,739
CET1 ratio	10.8%	10.3%
Tier 1 capital ratio	12.5%	12.2%
Total capital ratio	15.0%	15.5%
Leverage ratio exposure	D	$493,475	n/a
Leverage ratio	C/D	3.9%	n/a
n/a	Not applicable.

During the quarter and nine months ended July 31, 2015, we have complied with OSFI’s regulatory capital requirements.

10.	Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

	For the three months ended						For the nine months ended
$ millions	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$52	$51	$48	$4	$3	$2	$156	$145	$10	$8
Past service cost	–	1	–	–	–	–	1	–	–	–
Net interest (income) expense	(2)	–	(5)	7	7	8	(3)	(14)	22	23
Plan administration costs	2	1	2	–	–	–	4	5	–	–
Total net defined benefit plan expense	$52	$53	$45	$11	$10	$10	$158	$136	$32	$31

Defined contribution plan expense

	For the three months ended			For the nine months ended
$ millions	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Defined contribution pension plans	$4	$6	$3	$15	$13
Government pension plans (1)	24	25	23	73	68
Total defined contribution plan expense	$28	$31	$26	$88	$81
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans (1)

	For the three months ended						For the nine months ended
	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
$ millions	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$320	$306	$(260)	$44	$29	$(31)	$(42)	$(466)	$12	$(48)
Net actuarial gains (losses) on plan assets	(63)	14	171	–	–	–	219	314	–	–
Net remeasurement gains (losses) recognized in OCI	$257	$320	$(89)	$44	$29	$(31)	$177	$(152)	$12	$(48)
(1)	The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns, and in the three months ended July 31, 2015, we also updated our actuarial assumptions regarding future mortality for these plans. All actuarial assumptions for foreign plans are updated annually.

CIBC THIRD QUARTER 2015	63

11.	Income taxes

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $234 million and taxable refund interest of approximately $198 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $817 million and non-deductible interest of approximately $159 million.

12.	Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2015 Jul. 31	2015 Apr. 30	2014 Jul. 31	2015 Jul. 31	2014 Jul. 31
Basic earnings per share
Net income attributable to equity shareholders	$973	$907	$918	$2,800	$2,409
Less: Preferred share dividends and premiums	11	12	19	36	69
Net income attributable to common shareholders	$962	$895	$899	$2,764	$2,340
Weighted-average common shares outstanding (thousands)	397,270	397,212	397,179	397,199	397,826
Basic earnings per share	$2.42	$2.25	$2.26	$6.96	$5.88
Diluted earnings per share
Net income attributable to diluted common shareholders	$962	$895	$899	$2,764	$2,340
Weighted-average common shares outstanding (thousands)	397,270	397,212	397,179	397,199	397,826
Add: Stock options potentially exercisable (1) (thousands)	558	573	843	631	758
Weighted-average diluted common shares outstanding (thousands)	397,828	397,785	398,022	397,830	398,584
Diluted earnings per share	$2.42	$2.25	$2.26	$6.95	$5.87
(1)	Excludes average options outstanding of 825,715 (April 30, 2015: 801,361; July 31, 2014: 8,827) with a weighted-average exercise price of $100.44 (April 30, 2015: $100.62; July 31, 2014: $100.04) for the quarter ended July 31, 2015 and average options of 739,675 with a weighted-average price of $100.46 for the nine months ended July 31, 2015 (average options of 312,476 with a weighted-average price of $96.33 for the nine months ended July 31, 2014), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

64	CIBC THIRD QUARTER 2015

13.	Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2014 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $175 million as at July 31, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at July 31, 2015, consist of the significant legal matters disclosed in Note 23 to the 2014 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2014 annual consolidated financial statements:

•	Watson Credit Card Interchange Competition Act Class Action: The appeal of the decision granting class certification was heard in December 2014. In August 2015, the British Columbia Court of Appeal allowed the appeals in part, resulting in certain causes of action being struck and others being reinstated. The matter remains certified as a class action.
•	Brown Investment Advisor Overtime Class Action: The plaintiffs did not seek leave to appeal to the Supreme Court of Canada. The proposed class action was dismissed.
•	Sino-Forest Securities Fraud Class Actions: These actions were settled in the first quarter of 2015 subject to court approval. Pursuant to the proposed settlement, the underwriting syndicate would pay $33 million. In June 2015, the court declined to approve the settlement and ordered the parties to continue to negotiate to obtain the Litigation Trustee’s consent to the terms of the settlement.
•	Green Subprime Disclosure Class Action: The defendants’ appeal to the Supreme Court of Canada was heard on February 9, 2015. The court reserved its decision.
•	Credit Card Class Actions – Quebec Consumer Protection Act: The Giroux and Marcotte II proposed class actions were discontinued in January 2015.
•	Barbero v. Royal Bank of Canada, et al: In April 2015, a proposed class action was filed in the Supreme Court of British Columbia against CIBC, Royal Bank of Canada, Toronto-Dominion Bank, Bank of Montreal and Bank of Nova Scotia. The action is brought on behalf of residents of British Columbia who were charged by the defendants a monthly premium or fee for credit protection without their consent or authorization at any time. The plaintiff alleges that the defendants employ uniform, unfair, fraudulent and unlawful marketing practices to enroll customers who receive no meaningful benefit from the product. The claim seeks a refund of the premiums, charges or fees received from customers and unspecified general and punitive damages.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2014 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2014 annual consolidated financial statements.

Separate from the legal proceedings above, in 2008 and 2011, CIBC issued a limited recourse note and certificate to a vehicle administered by Cerberus Capital Management L.P. (Cerberus) to exit our interests in certain U.S. residential mortgage market CDO exposures. In the third quarter of 2015, Cerberus sent CIBC a notice of default and acceleration on the note based on their interpretation of the amounts payable under that note. We strongly disagree that there has been a default and with Cerberus’s interpretation of the amounts payable under the note.

Restructuring

During the first quarter of 2015, we recorded restructuring charges of $85 million in Corporate and Other consisting of employee severance related costs. These costs were incurred in connection with restructuring programs initiated during the quarter to align our resources to meet the changing needs of our clients and to respond to changes in our operating environment. As at July 31, 2015, the remaining provision relating to these restructuring charges was $55 million. The reduction in the provision during the six months ended July 31, 2015 relates to payments made to settle a portion of the obligation. While the amount recognized represents our best estimate as at July 31, 2015 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will ultimately be settled and the amounts actually paid, as this will depend upon individual facts and circumstances.

CIBC THIRD QUARTER 2015	65

14.	Segmented information

CIBC has three strategic business units (SBUs): Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides financial advice, as well as banking, investment and authorized insurance products to our clients through the channel that best meets their needs. Through our branches, mobile advisors, and award winning telephone, online, and mobile banking channels, CIBC allows clients to bank when, where, and how they want.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Wholesale Banking provides integrated credit and capital markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury. Corporate and Other also includes our International banking operations comprising mainly FirstCaribbean International Bank Limited (CIBC FirstCaribbean), strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2015	Net interest income (1)	$1,498	$52	$499	$(28)	$2,021
Jul. 31	Non-interest income	514	694	194	97	1,499
	Intersegment revenue (2)	115	(118)	3	–	–
	Total revenue (1)	2,127	628	696	69	3,520
	Provision for credit losses	165	–	9	15	189
	Amortization and impairment (3)	23	6	2	81	112
	Other non-interest expenses	1,074	437	337	219	2,067
	Income (loss) before income taxes	865	185	348	(246)	1,152
	Income taxes (1)	229	45	78	(178)	174
	Net income (loss)	$636	$140	$270	$(68)	$978
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$5	$5
	Equity shareholders	636	140	270	(73)	973
	Average assets (4)	$244,177	$4,868	$143,530	$65,199	$457,774
2015	Net interest income (1)	$1,411	$51	$451	$(18)	$1,895
Apr. 30	Non-interest income	514	678	208	99	1,499
	Intersegment revenue (2)	112	(114)	2	–	–
	Total revenue (1)	2,037	615	661	81	3,394
	Provision for (reversal of) credit losses	188	(1)	(1)	11	197
	Amortization and impairment (3)	23	7	1	79	110
	Other non-interest expenses	1,035	440	336	183	1,994
	Income (loss) before income taxes	791	169	325	(192)	1,093
	Income taxes (1)	208	40	75	(141)	182
	Net income (loss)	$583	$129	$250	$(51)	$911
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$4	$4
	Equity shareholders	583	129	250	(55)	907
	Average assets (4)	$240,333	$4,745	$143,708	$60,126	$448,912
2014	Net interest income (1)	$1,411	$50	$400	$14	$1,875
Jul. 31 (5)	Non-interest income	515	623	268	74	1,480
	Intersegment revenue (2)	103	(105)	2	–	–
	Total revenue (1)	2,029	568	670	88	3,355
	Provision for credit losses	177	–	6	12	195
	Amortization and impairment (3)	23	6	2	70	101
	Other non-interest expenses	1,041	402	277	223	1,943
	Income (loss) before income taxes	788	160	385	(217)	1,116
	Income taxes (1)	199	39	103	(146)	195
	Net income (loss)	$589	$121	$282	$(71)	$921
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$3	$3
	Equity shareholders	589	121	282	(74)	918
	Average assets (4)	$230,346	$4,398	$122,143	$54,149	$411,036
(1)	Wholesale Banking net interest income and income tax expense includes a taxable equivalent basis (TEB) adjustment of $131 million for the three months ended July 31, 2015 ($112 million and $102 million for the three months ended April 30, 2015 and July 31, 2014, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2015.

66	CIBC THIRD QUARTER 2015

$ millions, for the nine months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2015	Net interest income (1)	$4,383	$154	$1,418	$(83)	$5,872
Jul. 31	Non-interest income	1,540	2,049	638	274	4,501
	Intersegment revenue (2)	334	(341)	7	–	–
	Total revenue (1)	6,257	1,862	2,063	191	10,373
	Provision for (reversal of) credit losses	517	(1)	22	35	573
	Amortization and impairment (3)	69	19	4	234	326
	Other non-interest expenses	3,142	1,318	1,000	692	6,152
	Income (loss) before income taxes	2,529	526	1,037	(770)	3,322
	Income taxes (1)	660	129	242	(521)	510
	Net income (loss)	$1,869	$397	$795	$(249)	$2,812
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$12	$12
	Equity shareholders	1,869	397	795	(261)	2,800
	Average assets (4)	$240,687	$4,743	$141,187	$61,503	$448,120
2014	Net interest income (1)	$4,205	$148	$1,187	$38	$5,578
Jul. 31 (5)	Non-interest income	1,720	1,767	764	321	4,572
	Intersegment revenue (2)	292	(297)	5	–	–
	Total revenue (1)	6,217	1,618	1,956	359	10,150
	Provision for credit losses	560	–	29	154	743
	Amortization and impairment (3)	72	16	4	625	717
	Other non-interest expenses	3,081	1,138	922	571	5,712
	Income (loss) before income taxes	2,504	464	1,001	(991)	2,978
	Income taxes (1)	623	112	242	(403)	574
	Net income (loss)	$1,881	$352	$759	$(588)	$2,404
	Net income (loss) attributable to:
	Non-controlling interests	$–	$2	$–	$(7)	$(5)
	Equity shareholders	1,881	350	759	(581)	2,409
	Average assets (4)	$228,527	$4,307	$121,740	$54,570	$409,144
(1)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $391 million for the nine months ended July 31, 2015 ($336 million for the nine months ended July 31, 2014) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2015.

15.	Financial instruments – disclosures

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of management’s discussion and analysis in our 2014 Annual Report and interim report to shareholders, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		Advanced internal ratings–based and standardized approaches
$ millions, as at		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2015	Cash and deposits with banks	$134	$16,009	$2,381	$–	$–	$–	$–	$18,524	$1,551	$20,075
Jul. 31	Securities	1,516	18,061	3,745	–	–	–	2,338	25,660	47,262	72,922
	Cash collateral on securities borrowed	2,141	–	1,218	–	–	–	–	3,359	–	3,359
	Securities purchased under resale agreements	6,850	6,109	15,032	–	–	–	–	27,991	–	27,991
	Loans	57,196	4,136	2,966	181,245	20,073	10,100	2,115	277,831	1,291	279,122
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,711)	(1,711)
	Derivative instruments	6,471	7,628	15,931	–	–	–	–	30,030	–	30,030
	Customers’ liability under acceptances	6,432	1,521	138	–	–	–	–	8,091	–	8,091
	Other assets	322	2,076	5,038	136	26	12	3	7,613	10,350	17,963
	Total credit exposure	$81,062	$55,540	$46,449	$181,381	$20,099	$10,112	$4,456	$399,099	$58,743	$457,842
2014 Oct. 31	Total credit exposure	$72,085	$33,128	$45,145	$174,130	$19,557	$9,505	$4,251	$357,801	$57,102	$414,903

CIBC THIRD QUARTER 2015	67

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-5093, fax 416-980-5028, or e-mail: geoffrey.weiss@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-594-7251, fax 416-363-5347, or e-mail: erica.belling@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Supplementary regulatory capital disclosure and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 27, 2015 at 8:00 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-877-405-9213, passcode 6272962#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1883806#). A telephone replay of the conference call will be available in English and French until 23:59 (ET) September 3, 2015. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 6371479#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 8556162#.

Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 27, 2015 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 5, 2016 in Vancouver, British Columbia.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to
CST Trust Company, P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3
or e-mail: inquiries@canstockta.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CST Trust Company at
416-682-3860, or toll-free at 1-800-387-0825, or fax 1-888-249-6189.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options
May 1/15	$96.90
Jun. 1/15	$94.90
Jul. 2/15	$91.56
Jul. 28/15		$90.23

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada, (416) 980-2211

www.cibc.com